   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 25, 1996
                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                INSO CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                      DELAWARE                                            04-3216243
           (STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
           INCORPORATION OR ORGANIZATION)                             IDENTIFICATION NO.)

                            ------------------------

                              31 ST. JAMES AVENUE
                          BOSTON, MASSACHUSETTS 02116
                                 (617) 753-6500
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              BRUCE G. HILL, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                INSO CORPORATION
                              31 ST. JAMES AVENUE
                          BOSTON, MASSACHUSETTS 02116
                                 (617) 753-6500
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                MARK G. BORDEN, ESQ.                                MARGARET A. BROWN, ESQ.
                    HALE AND DORR                                    SKADDEN, ARPS, SLATE,
                   60 STATE STREET                                      MEAGHER & FLOM
             BOSTON, MASSACHUSETTS 02109                               ONE BEACON STREET
                   (617) 526-6000                                 BOSTON, MASSACHUSETTS 02108
                                                                        (617) 573-4800

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED         PROPOSED
                                                                  MAXIMUM          MAXIMUM         AMOUNT OF
           TITLE OF EACH CLASS OF              AMOUNT TO BE    OFFERING PRICE     AGGREGATE       REGISTRATION
        SECURITIES TO BE REGISTERED           REGISTERED(1)     PER SHARE(2)  OFFERING PRICE(2)       FEE
- ----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share......  1,380,000 shares     $53.625       $74,002,500        $25,519
- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------

(1) Includes an aggregate of 180,000 shares which the Underwriters have the option to purchase from the Company to cover over-allotments, if any. See "Underwriting."

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low sales prices per share of the Common Stock on the Nasdaq National Market on September 20, 1996.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                              SEPTEMBER 25, 1996
                                1,200,000 SHARES
                                  [INSO LOGO]
                                  COMMON STOCK
                               ------------------

     All of the shares of Common Stock offered hereby are being sold by INSO Corporation ("INSO" or the "Company"). The Company's Common Stock is traded on the Nasdaq National Market under the symbol "INSO." On September 24, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $56.50 per share. See "Price Range of Common Stock and Dividend Policy."
                               ------------------
        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                      PRICE              UNDERWRITING             PROCEEDS
                                       TO                DISCOUNTS AND               TO
                                     PUBLIC               COMMISSIONS            COMPANY(1)
- -------------------------------------------------------------------------------------------------
  Per Share.................            $                      $                      $
- -------------------------------------------------------------------------------------------------
  Total(2)..................            $                      $                      $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) Before deducting estimated expenses of $265,000, all of which will be payable by the Company.

(2) The Company has granted to the Underwriters a 30-day option to purchase up to 180,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $            ,
    $            and $            , respectively. See "Underwriting."
                               ------------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
            , 1996.
ALEX. BROWN & SONS
           INCORPORATED
                           ADAMS, HARKNESS & HILL, INC.

                                                MONTGOMERY SECURITIES

               THE DATE OF THIS PROSPECTUS IS             , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). The Company has filed a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the SEC with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock. Such reports, proxy statements, Registration Statement and exhibits and other information omitted from this Prospectus can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices located at Seven World Trade Center, Suite 1300, New York, N.Y. 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such reports, proxy statements and other information concerning the Company can be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. In addition, the Company is required to file electronic versions of these documents with the SEC through the SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The SEC maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996, the Company's Current Report on Form 8-K dated July 16, 1996, including the amendment thereto on Form 8-K/A filed with the SEC on September 17, 1996, and the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed by the Company with the SEC on February 2, 1994, are incorporated by reference in this Prospectus. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from the respective dates of filing of such documents. Any statement in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     Copies of the above documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents) may be obtained upon written or oral request without charge from the Company, 31 St. James Avenue, Boston, MA 02116-4101, Attention: Investor Relations, telephone
(617) 753-6500.

     CorrecText (R), Information Please(R), IntelliFinder (R), IntelliScope(R), Outside In(R), Quick View Plus (R), ImageStream(R), CADleaf (R), DynaText (R), DynaTag (R), and DynaWeb (R)are registered trademarks of INSO Corporation or one of its wholly owned subsidiaries. International CorrectSpell (TM), International ProofReader (TM), CorrectEnglish (TM), InWords (TM), Inso Search Wizard (TM), and CyberSpell (TM)are trademarks of INSO Corporation or one of its wholly owned subsidiaries. Windows (R) 95, Word (R), and Office (R) are registered trademarks of Microsoft Corporation; WordPro (R), SmartSuite (R), and Notes (R) are registered trademarks of Lotus Development Corporation; American Heritage (R) is a registered trademark of Forbes, Inc.; A&E (R) is a registered trademark of the Arts & Entertainment Network, Inc.; and InterGO (TM) is a trademark of InterGO Communications, Inc. All other trademarks, service marks or trade names referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus as well as the information incorporated herein by reference. Unless otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     INSO Corporation ("INSO" or the "Company") is a leading provider of multilingual software products and systems that help people correct, find, view, publish, and distribute data, text, and images in electronic environments ranging from individual desktops to the Internet. The Company markets certain of its products worldwide to original equipment manufacturers ("OEMs") of computer hardware, software, and consumer electronics products. The Company also markets software applications and systems to major corporations, government agencies, and end users. The Company currently has nearly 450 OEM customers and over 600 direct corporate licensees, and the Company believes that the worldwide installed base of end-user licensees of OEM products incorporating INSO's technology exceeds 50,000,000.

     The Company's products are divided into four categories:

     - Proofing Tools. The Company's Proofing Tools product line includes software programs and related databases for correcting errors in spelling, grammar, punctuation, capitalization, spacing, and other mistakes in documents created by users of computer applications. The Company's Proofing Tools products include OEM products such as International CorrectSpell, the industry-standard spelling correction system; International ProofReader, a multilingual proofreading system available in 10 languages that addresses numerous classes of writing errors and style problems; and CorrectText Grammar Correction System, the leading English grammar correction technology used in word processors today. The Proofing Tools product line also includes the Company's CorrectEnglish English-as-a-Second Language writing system products, CyberSpell, SciWords, and InWords. Examples of products using the Company's Proofing Tools include Word and Office by Microsoft Corporation ("Microsoft"), WordPro, SmartSuite, and Notes by Lotus Development Corporation, and a version of Powerpack by Netscape Communications Corporation.

     - Information Management Tools. The Company's Information Management Tools product line includes both search and indexing enhancement products and file filtering, viewing, and conversion products. These products include IntelliScope, a multilingual tool that performs linguistic analysis; Inso Search Wizard, an interactive search expansion and refinement utility; the Outside In OEM viewing technology; the Quick View Plus end-user product, an application that provides corporations and consumers with the ability to view, export, copy, and print files originating in any of over 200 applications; and the ImageStream graphics filters OEM product, which permits the exchange of graphical images among more than 60 charting, presentation, and graphical applications. Examples of products using the Company's Information Management Tools include Microsoft's Windows 95, Fulcrum Technology Inc.'s SearchServer, and Novell, Inc.'s GroupWise.

     - Information Products. The Company's Information Products product line includes the Company's electronic reference works, proprietary information databases, and software retrieval technology. The Information Products line includes more than 60 reference titles, including The Columbia Encyclopedia, Fifth Edition, The Concise Columbia Electronic Encyclopedia, and the American Heritage dictionaries. The Company's Information Products also include reference products developed from its proprietary information databases. Certain of these products are published in print form as the Information Please almanacs and the A&E Entertainment Almanac. The Company anticipates that it will continue to add to its proprietary information databases and produce new reference products from those databases.

       Examples of products using the Company's Information Products include Microsoft's Bookshelf, CompuServe, Inc.'s CompuServe Information Service, Starwave Corporation's ESPNET SportsZone, InterGO Communications, Inc.'s InterGO, AT&T New Media Services' AT&T Business Network, and Bloomberg L.P.'s THE BLOOMBERG.

     - Electronic Publishing Solutions. The Company's Electronic Publishing Solutions are software solutions based on the use of structured documents, together with proprietary search and retrieval software, to address mission-critical publishing problems on an enterprise level. These products include the DynaText publishing system, which is composed of automated and interactive tools to create structured content from commonly used word processing and page makeup systems, and browsing technology that permits users to select from among specific views and structures to personalize the retrieval and presentation of data. These products allow major corporations and government users to distribute and maintain complex documents in many languages through multiple media such as print, CD-ROM, LANs, WANs, and the World Wide Web.

     The Company's strategy is to concentrate its development and marketing efforts on building and promoting solutions where the combination of its core competencies can create substantial added value and to optimize those solutions for markets and market segments where the Company can achieve a significant position. Key elements of the Company's strategy include (i) extending its technological lead in its core competencies, (ii) diversifying its product offerings and product lines, (iii) diversifying its distribution channels, and
(iv) accelerating its growth and strengthening its core competencies through acquisitions.

     Prior to its initial public offering of Common Stock in March 1994 (the "IPO"), the Company operated as the Software Division (the "Software Division") of Houghton Mifflin Company ("Houghton Mifflin"). As of August 31, 1996, Houghton Mifflin held 4,015,100 shares of Common Stock, representing approximately 30.7% (28.1% after giving effect to this offering) of the outstanding shares of Common Stock. Pursuant to the terms of Houghton Mifflin's 6% Exchangeable Notes Due 1999 ("Stock Appreciation Income Linked Securities" or "SAILS(SM)"), Houghton Mifflin may, at its option, deliver to the SAILS holders up to 3,840,000 shares of Common Stock of the Company held by Houghton Mifflin upon exchange of the SAILS. See "Relationship with Houghton Mifflin."

     The Company is incorporated in Delaware. The Company's principal executive offices are located at 31 St. James Avenue, Boston, MA 02116, and its telephone number is (617) 753-6500.

                               ACQUISITION OF EBT

     On July 16, 1996, the Company acquired all of the outstanding capital stock of Electronic Book Technologies, Inc., renamed INSO Providence Corporation ("EBT" or "INSO Providence"), a leading developer of electronic publishing tools and solutions that form the core of the Company's Electronic Publishing Solutions product category. In connection with the EBT acquisition, the Company paid $27,800,000 in cash in July 1996 and is obligated to pay an additional $1,500,000 to the former principal stockholder of EBT in January 1998 and up to an additional $10,400,000 to purchase shares of EBT stock issuable upon exercise of outstanding EBT stock options. In the event that certain EBT financial and operating goals are met, contingent payments of up to an additional $5,300,000 will be paid by the Company. The acquisition was accounted for as a purchase and included the acquisition of certain technology under research and development, which will result in a charge of $34,300,000 to the Company's earnings in the third quarter of 1996.

                                  THE OFFERING

Common Stock offered by the Company....................  1,200,000 shares
Common Stock to be outstanding after the offering......  14,284,224 shares(1)
Use of proceeds........................................  General corporate purposes, including research and development
                                                         and potential acquisitions.
Nasdaq National Market symbol..........................  INSO

- ---------------
(1) Excludes 3,852,714 shares of Common Stock issuable upon the exercise of options outstanding as of September 24, 1996.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                      PRO FORMA
                      SIX MONTHS       SIX MONTHS           PRO FORMA              YEAR ENDED
                        ENDED        ENDED JUNE 30,         YEAR ENDED            DECEMBER 31,
                       JUNE 30,    -------------------     DECEMBER 31,   -----------------------------
                       1996(1)      1996        1995         1995(1)       1995        1994      1993
                      ----------   -------     -------     ------------   -------     -------   -------
STATEMENT OF
  OPERATIONS DATA:
Net revenues.........  $ 35,093    $27,605     $17,925       $ 57,201     $43,387     $23,463   $13,757
Operating income.....     3,493      5,201         883         11,089      11,578       8,533     4,386
Net income (loss)....     1,296(2)   2,720(2)   (1,363)(3)      5,479       5,994(3)    5,663     2,575
Primary net income
  (loss) per share...  $   0.09(2) $  0.20(2)  $ (0.11)(3)   $   0.45     $  0.49(3)  $  0.48   $  0.22(4)
Weighted average
  shares
  outstanding........    13,690     13,690      12,292         12,228      12,228      11,798    11,560(4)

                                                                             JUNE 30, 1996
                                                                ---------------------------------------
                                                                                           PRO FORMA
                                                                ACTUAL    PRO FORMA(1)   AS ADJUSTED(5)
                                                                -------   ------------   --------------
BALANCE SHEET DATA:
Working capital...............................................  $57,538     $ 19,961        $ 84,106
Total assets..................................................   91,729       68,564         132,709
Stockholders' equity..........................................   80,464       46,164         110,309

- ---------------
(1) The pro forma consolidated statement of operations data for the six months ended June 30, 1996 and the year ended December 31, 1995 give pro forma effect to the Company's July 16, 1996 acquisition of EBT (including payments by the Company for the EBT stock issuable upon exercise of outstanding EBT stock options) as if such acquisition had occurred on January 1, 1996 and 1995, respectively, and the pro forma consolidated balance sheet data at June 30, 1996 give pro forma effect to the EBT acquisition as if it had occurred on June 30, 1996. The pro forma statement of operations data for the six months ended June 30, 1996 and the year ended December 31, 1995 do not reflect a charge of $34,300,000 for certain purchased in-process research and development to be recorded by the Company in the third quarter of 1996. See the Company's Pro Forma Consolidated Financial Information (Unaudited) appearing elsewhere herein.

(2) Acquisition-related charges for certain purchased technology under research and development at Imagemark Software Labs, Inc. (renamed INSO Kansas City Corporation), which was acquired by the Company in January 1996, reduced net income and net income per share for the six months ended June 30, 1996 (actual and pro forma) by $4,400,000 and $0.32, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Acquisition-related charges for certain purchased technology under research and development at Systems Compatibility Corporation (renamed INSO Chicago Corporation), which was acquired by the Company in April 1995, reduced net income and net income per share for the six months ended June 30, 1995 and the year ended December 31, 1995 by $5,500,000 and $0.45, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) Assumes that the 11,560,000 shares of Common Stock outstanding immediately after the Company's initial public offering were outstanding throughout 1993.

(5) Adjusted to give effect to the sale by the Company of 1,200,000 shares of Common Stock offered hereby at an assumed public offering price of $56.50 per share (the last reported sale price on the Nasdaq National Market on September 24, 1996) and after deducting estimated underwriting discounts and commissions and offering expenses and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus (including all documents incorporated by reference herein), the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain of the factors set forth in the following risk factors and elsewhere in this Prospectus.

     Reliance on Key Customers. For the year ended December 31, 1995, five of the Company's customers accounted for 67% (64%, if certain non-recurring revenue earned from royalty audits is excluded) of its revenues, compared to 69% for the year ended December 31, 1994. Microsoft accounted for 52% (50%, if certain non-recurring revenue earned from royalty audits is excluded) of the Company's revenues for the year ended December 31, 1995, compared to 55% for the year ended December 31, 1994. The Company anticipates that the percentage of its revenue from Microsoft will decline further as the Company continues to expand its product offerings and diversify its customer base. A loss of, or significant decline in, revenues from any key customer could have a material adverse effect on the Company's business, financial condition, and results of operations.

     Most of the revenues received by INSO from Microsoft derive from the use of INSO's Proofing Tools in Microsoft's Word and Office products. During 1995, the Company amended its agreement with Microsoft with respect to Proofing Tools. Under the terms of the amended agreement, the Company has granted to Microsoft, for substantially equal fixed quarterly minimum payments in 1996 and 1997, (i) a license to use version 3.02 of INSO's grammar product (the "Licensed Grammar Product") in specified versions of Microsoft's Word and Office products and (ii) an unlimited license to use a version of INSO's spelling and thesaurus products in all Microsoft products. Depending on the versions of Word and Office in which Microsoft uses the Licensed Grammar Product after June 30, 1996, INSO can earn additional predetermined revenues ("Usage Fees") through the termination date of the agreement (March 2001). INSO expects that its revenues for the third quarter of 1996 will include certain such Usage Fees. There can be no assurance, however, that INSO will receive any revenues from Microsoft after December 1997 with respect to the Licensed Grammar Product. It is also possible that Microsoft, in the future, could add features and functionality to its operating systems, including future versions of Windows 95 and Windows NT, that may compete with the Company's products and reduce demand for the Company's products by Microsoft or the Company's other OEM customers. Any such development could reduce the Company's revenues from Microsoft and have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business -- Key Customers."

     Dependence on OEMs. The Company receives the majority of its revenues from OEMs that integrate the Company's products with their own products and market them to end users as a single unit. The business of the Company's OEM customers is intensely competitive, and the computer software industry has continued to consolidate. As a result, there is both a decreasing number of potentially significant OEM customers for the Company's products and increasing competitive pressure for the Company's existing and potential customers to reduce costs. At the same time, it is possible that consumers may reduce purchases of the products of OEMs for reasons unrelated to the quality or price of the Company's products. It is also possible that consolidation within the software industry will reduce the need for competitors to differentiate their products based on features such as those provided by the Company's OEM products, which could in turn reduce the demand for the Company's products from OEM customers. These factors could result in decreased revenues from OEMs, as well as the loss of significant OEM customers, such as Microsoft, who may choose to develop products internally that compete with those of the Company in order to reduce their costs. In addition, economic conditions, inventory positions, the ability to sell the Company's products to end users, and other marketing restrictions that adversely affect the operations of the Company's OEMs could have a substantial impact upon the Company's financial results. No assurances can be given that the Company's OEMs will not experience financial or other difficulties that could adversely affect their operations, and, in turn, the operating results of the Company.

     New Marketing Approaches. To reduce its reliance on OEMs, the Company is marketing certain of its products through direct sales efforts aimed at major corporations and government agencies, traditional software distribution channels, and electronic distribution. The Company intends to expand this activity through greater sales efforts and the introduction of new products for corporate and government use. The success or failure of these efforts will have a substantial impact on the Company's ability to sustain its historical rates of revenue and net income growth. In addition, the marketing and distribution of products directly to end users, either by the Company or by resellers or distributors, requires higher sales and marketing expenditures as a percentage of revenues than the OEM distribution channel, which could have a negative impact on the Company's operating results. Products distributed through electronic means have not historically contributed significantly to the Company's revenues or operating results, and there may be either consumer dissatisfaction with the Company's products or a reluctance on the part of consumers to receive or purchase products through such means. If the Company is unable to achieve substantial revenues from direct electronic distribution, the marketing of products to end users through more traditional reseller and distribution channels could result in both lower revenues and lower operating margins on those revenues.

     Integration of EBT. On July 16, 1996, the Company acquired all of the outstanding capital stock of EBT. EBT is substantially larger, in terms of number of employees and revenues, than the businesses that INSO has previously acquired. EBT has historically marketed its products almost exclusively through direct and reseller distribution channels. There can be no assurance that the operations of EBT can be successfully integrated with those of the Company. In addition, certain of the technologies currently under development at EBT are not complete and have not gained market acceptance, and the Company is unable to predict the level of additional research and development expenditures that may be required to make those technologies competitive in their intended markets. The Company anticipates that those technologies could require substantial ongoing research and development expenditures in order to expand their markets.

     Competition and Market Trends. The computer software market is highly competitive. Some of the Company's competitors or potential competitors have substantially greater development, marketing, sales, and financial resources than the Company. The Company has historically operated in market segments that have attracted fewer substantial participants than the general market for software applications. With the development of products for end users, particularly in the Information Management Tools market and as a result of the acquisition of EBT, the Company has begun to participate in broader markets where it anticipates increased competition, both as to quality and price, from entities with greater resources than those of the Company, including existing participants in those markets. These competitors or potential competitors may be able to adapt more quickly to new or emerging technologies and standards or changes in customer requirements or may be able to devote greater resources to the promotion and sale of their products than the Company. It is also possible that competitors or potential competitors may have more ability than the Company to control pricing and marketing decisions affecting their revenues. Continued investment in research and development and in marketing efforts will be required to permit the Company to compete successfully in this industry, and there is no assurance that the Company will have the necessary capital to fund that investment.

     New Products and Technological Change. The Company's future performance will depend upon its ability to enhance its current products, successfully complete products currently under research and development, introduce new products that keep pace with technological developments, respond to changing customer requirements, and achieve market acceptance. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements, or any significant delay in product development or introduction, could have a material adverse effect upon the Company. In addition, undetected errors and performance deficiencies which are not corrected prior to product releases may require the Company to expend additional resources to prepare remedies or redesign products, and may result in reduced customer goodwill. Delays or difficulties in the distribution or marketing, or lack of market acceptance, of new products could have a material adverse effect on the Company's business, financial condition, and results of operations in the future.

     Future Acquisitions of Businesses and Assets. The Company's historical and projected growth has come from a combination of growth from internally developed products and the successful acquisition and integration of businesses and assets. Changes in the availability of acquisition candidates on attractive terms could make it more difficult for the Company to achieve growth levels consistent with those historically achieved. In addition, the Company's ability to achieve growth in revenues and net income from the development of new Information Products is dependent to a large degree on the Company's ability to acquire, either by license or purchase, the rights to additional authoritative reference works. Changes in the market for the electronic rights to such works could make it difficult or impossible for the Company to acquire such rights on favorable economic terms, which could materially adversely affect the Company's revenues and operating results.

     Dependence on Key Personnel. The Company's ability to remain competitive in the software industry is dependent on the services of a number of key technical personnel, principally software engineers, linguists, and database specialists. Competition for such personnel in the software industry is intense. None of the Company's officers or key employees is bound by employment agreements. In addition, personnel costs for technical staff represent a significant portion of the Company's operating expenses, and increased competition and related personnel cost increases for such staff could have a material adverse impact on the Company's business, financial condition, and results of operations.

     International Operations. The Company has recently commenced actively marketing its products to end users outside the United States and, with the acquisition of EBT, it is currently anticipated that the percentage of the Company's total revenues that is derived from sales to end users in foreign markets will likely increase. The marketing of products to end users outside the United States, directly or through resellers and distributors, increases the risk to the Company's revenues associated with fluctuations of the U.S. dollar in relation to foreign currencies. Such fluctuations could also result in increased operating expenses associated with foreign operations. In addition, the development of end-user products for overseas markets requires additional investments in product development. The Company does not have substantial expertise in the development of end-user products for such markets, and there is the possibility that increased development expenditures for such products will have an adverse impact on the Company's business, financial condition, and results of operations.

     Additional risks inherent in the Company's international business activities generally include unexpected changes in regulatory requirements, tariffs, and other trade barriers, longer accounts receivable payment cycles, potentially adverse tax consequences, potentially less comprehensive intellectual property protection, and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have an adverse effect on the Company's future international revenues and, consequently, the Company's business, financial condition, and results of operations.

     Dependence on Content Suppliers. Several of the Company's major Information Products, including the American Heritage electronic dictionaries and Roget's II Electronic Thesaurus, incorporate database content from Houghton Mifflin which is subject to a written license agreement expiring December 31, 1998, except that customer licenses in effect on the termination date will remain in effect. Any extension of that license agreement or any future proposal for use of Houghton Mifflin database content in the Company's products will be based on arm's-length negotiations with Houghton Mifflin. There can be no assurance that the Company will be able to continue to market and develop such products if its existing license were to terminate. See "Business--Third-Party Database and Content Supply Arrangements."

     Fluctuations in Quarterly Operating Results. The Company operates without substantial backlog and quarterly revenues are difficult to forecast, and may fluctuate as a result of a number of factors, including without limitation the timing of new product introductions; announcements of new products by the Company, its competitors, or its customers; delays in customer purchases in anticipation of industry developments; and gross profit margin variations relating to variations in product mix involving products with different royalty rates payable to database suppliers. As a result, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. In addition, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

     Concentration of Ownership. Immediately following the issuance and sale of 1,200,000 shares of Common Stock being offered hereby by the Company, Houghton Mifflin will hold 4,015,100 shares of Common Stock or 28.1% of the Company's outstanding Common Stock. Of such shares, Houghton Mifflin exercises voting rights with respect to all shares issuable upon conversion of the SAILS (up to 3,840,000 shares) until such time or times, if any, as the SAILS are exchanged or redeemed for shares of Common Stock. Accordingly, Houghton Mifflin will continue to have the ability to influence significantly the election of all of the Company's directors and most corporate actions. The Company has agreed, so long as Houghton Mifflin owns at least 20% of the outstanding Common Stock of the Company, to nominate two persons designated by Houghton Mifflin to serve on its Board of Directors. Currently, Houghton Mifflin has designated only one such director. Such a level of ownership also may have the effect of delaying, deferring, or preventing a change in the control of the Company. Sales of Common Stock by Houghton Mifflin pursuant to Rule 144 under the Securities Act or other exemptions from registration, or pursuant to registration rights, may have an adverse effect on the market price for the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities. See "Relationship with Houghton Mifflin."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,200,000 shares of Common Stock offered by the Company hereby are estimated to be $64,145,000 ($73,806,500 if the Underwriters' over-allotment option is exercised in full) after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company and assuming a public offering price of $56.50 per share (the last reported sale price on September 24, 1996).

     The Company intends to use the net proceeds for general corporate purposes, including (i) research and development efforts to enhance the Company's existing software products and to develop new products; (ii) acquisitions of information content and technologies; and (iii) acquisitions of businesses that are potentially complementary to the Company's business. Pending such uses, the net proceeds of this offering will be invested in investment grade, interest-bearing securities. The Company currently has no commitments or agreements for the acquisition of any businesses.

                          PRICE RANGE OF COMMON STOCK
                              AND DIVIDEND POLICY

     The Common Stock of the Company is listed on the Nasdaq National Market under the symbol "INSO." The following table sets forth the high and low sales prices per share of the Company's Common Stock for the calendar periods listed below as reported on the Nasdaq National Market. Such information reflects interdealer prices, without retail markup, markdown, or commission, and may not represent actual transactions.

                                                                          HIGH         LOW
                                                                         ------       ------
1994
     First Quarter (from March 1, 1994)................................  $12.25       $ 8.57
     Second Quarter....................................................   12.88         8.63
     Third Quarter.....................................................   14.50        10.50
     Fourth Quarter....................................................   17.88        13.75
1995
     First Quarter.....................................................  $25.88       $16.53
     Second Quarter....................................................   32.50        24.13
     Third Quarter.....................................................   36.25        29.38
     Fourth Quarter....................................................   47.50        27.25
1996
     First Quarter.....................................................  $50.25       $31.25
     Second Quarter....................................................   68.00        45.75
     Third Quarter (through September 24, 1996)........................   58.50        39.25

     On September 1, 1995, the Company effected a two-for-one stock split in the form of a stock dividend of one share of Common Stock for each outstanding share of Common Stock. The dividend was payable to stockholders of record on August 18, 1995. All references in the above table have been retroactively restated to reflect this transaction.

     On September 24, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $56.50 per share. As of September 24, 1996, the Company's Common Stock was held by 454 holders of record. The number of record holders may not be representative of the number of beneficial holders because many shares are held by depositaries, brokers, or other nominees. The Company has paid no cash dividends on its Common Stock since its formation and has no present plans to do so.

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1996 (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company as described in Note (1) below, and (iii) the pro forma capitalization of the Company as adjusted to reflect the issuance and sale by the Company of 1,200,000 shares of Common Stock offered hereby at an assumed public offering price of $56.50 per share (the last sale price on September 24, 1996) and receipt of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. This table should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto appearing elsewhere in this Prospectus. See "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                      JUNE 30, 1996
                                                          --------------------------------------
                                                                                      PRO FORMA
                                                          ACTUAL    PRO FORMA(1)     AS ADJUSTED
                                                          -------   ------------     -----------
                                                          (IN THOUSANDS)
Stockholders' equity:
Preferred stock, $.01 par value; 1,000,000 shares
  authorized; none issued...............................       --           --               --
Common stock, $.01 par value; 50,000,000 shares
  authorized; 13,078,448 shares issued (actual and pro
  forma) and 14,278,448 shares issued (pro forma as
  adjusted)(2)..........................................  $   131     $    131        $     143
Capital in excess of par value..........................   66,585       66,585          130,718
Retained earnings.......................................   14,377      (19,923)         (19,923)
                                                          -------     --------        ---------
                                                          $81,093     $ 46,793        $ 110,938
Unamortized value of restricted shares..................     (572)        (572)            (572)
Treasury stock, at cost, 5,075 shares...................      (57)         (57)             (57)
                                                          -------     --------        ---------
          Total stockholders' equity....................  $80,464     $ 46,164        $ 110,309
                                                          =======     ========        =========

- ---------------
(1) Gives pro forma effect to the July 16, 1996 acquisition of EBT (including payments by the Company for the EBT stock issuable upon exercise of outstanding EBT stock options) by the Company as if such acquisition had occurred on June 30, 1996.

(2) Excludes 2,294,114 shares of Common Stock issuable upon the exercise of options outstanding as of June 30, 1996.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected financial information for the three years ended December 31, 1995, have been derived from the Company's audited consolidated financial statements. The financial data for the six months ended June 30, 1996 and 1995 are derived from the unaudited consolidated financial statements of the Company. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for the fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The financial data set forth below should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

     The pro forma consolidated statement of operations data for the six months ended June 30, 1996 and the year ended December 31, 1995 give pro forma effect to the Company's July 16, 1996 acquisition of EBT (including payments by the Company for the EBT stock issuable upon exercise of outstanding EBT stock options) as if such acquisition had occurred on January 1, 1996 and 1995, respectively, and the pro forma consolidated balance sheet data at June 30, 1996 give pro forma effect to the EBT acquisition as if it had occurred on June 30, 1996. The pro forma statement of operations data for the six months ended June 30, 1996 and the year ended December 31, 1995 do not reflect a charge of $34,300,000 for certain purchased in-process research and development to be recorded by the Company in the third quarter of 1996. See the Company's Pro Forma Consolidated Financial Information (Unaudited) appearing elsewhere herein.

                                 PRO FORMA            SIX MONTHS            PRO FORMA
                                 SIX MONTHS         ENDED JUNE 30,         YEAR ENDED          YEAR ENDED DECEMBER 31,
                                 ENDED JUNE      --------------------       DECEMBER        ------------------------------
                                  30, 1996        1996         1995         31, 1995         1995        1994       1993
                                 ----------      -------      -------      -----------      -------     -------    -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net revenues...................   $ 35,093       $27,605      $17,925        $57,201        $43,387     $23,463    $13,757
Cost of revenues...............      5,785         3,845        2,516          9,067          5,792       3,074      1,870
                                   -------       -------      -------        -------        -------     -------    -------
Gross profit...................     29,308        23,760       15,409         48,134         37,595      20,389     11,887
Total operating expenses.......     25,815        18,559       14,526         37,045         26,017      11,856      7,501
                                   -------       -------      -------        -------        -------     -------    -------
Operating income...............      3,493         5,201          883         11,089         11,578       8,533      4,386
Net investment income..........      1,479         1,533          337          1,432          1,468         319
                                   -------       -------      -------        -------        -------     -------    -------
Income before provision for
  income taxes.................      4,972         6,734        1,220         12,521         13,046       8,852      4,386
Income tax expense.............      3,676         4,014        2,583          7,042          7,052       3,189      1,811
                                   -------       -------      -------        -------        -------     -------    -------
Net income (loss)..............   $  1,296(1)    $ 2,720(1)   $(1,363)(2)    $ 5,479        $ 5,994(2)  $ 5,663    $ 2,575
                                   =======       =======      =======        =======        =======     =======    =======
Primary net income (loss)
  per share....................   $   0.09(1)    $  0.20(1)   $ (0.11)(2)    $  0.45        $  0.49(2)  $  0.48    $  0.22(3)
Weighted average shares
  outstanding..................     13,690        13,690       12,292         12,228         12,228      11,798     11,560(3)

                                                                    PRO
                                                                   FORMA       JUNE 30,              DECEMBER 31,
                                                                  JUNE 30,     --------     -------------------------------
                                                                    1996         1996        1995        1994        1993
                                                                  --------     --------     -------     -------     -------
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.................................................  $19,961      $57,538      $55,460     $15,522     $ 1,802
Deferred income tax benefit, net................................    3,910        3,803        3,847       4,175          --
Total assets....................................................   68,564       91,729       91,129      33,494       6,373
Stockholders' equity............................................   46,164       80,464       75,163      27,614          --
Net assets......................................................       --           --           --          --       3,238(4)

- ---------------
(1) Acquisition-related charges for certain purchased technology under research and development at Imagemark Software Labs, Inc. (renamed INSO Kansas City Corporation), which was acquired by the Company in January 1996, reduced net income and net income per share for the six months ended June 30, 1996 (actual and pro forma) by $4,400,000 and $0.32, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Acquisition-related charges for certain purchased technology under research and development at Systems Compatibility Corporation (renamed INSO Chicago Corporation), which was acquired by the Company in April 1995, reduced net income and net income per share for the six months ended June 30, 1995 and the year ended December 31, 1995 by $5,500,000 and $0.45, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) Assumes that the 11,560,000 shares of Common Stock outstanding immediately after the Company's initial public offering were outstanding throughout 1993.
(4) Net assets represent Houghton Mifflin's net investment in the Company during the time the Company operated as a division of Houghton Mifflin.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The Company derives its revenues from royalties, including initial nonrefundable royalties, from license arrangements with OEMs, one-time license and annual software maintenance fees from site-license agreements with corporate customers, and from one-time fees for direct licenses to consumers.

     Royalty revenues are earned in one of the following ways: as a percentage of net revenues from product unit sales by licensees that incorporate the Company's products, as a fixed per-unit royalty, or as a regular periodic fee based on estimated shipments or usage over time. Royalty revenues are generally recognized in the Company's financial statements in the quarter in which amounts due to the Company have been determined. In the event that further substantial support or performance obligations exist, revenues are recognized ratably as earned. Revenues from initial nonrefundable royalty arrangements are recognized at the time of product acceptance by the licensee if no significant obligation relating to the underlying contract remains to be completed. Revenues from corporate site-license agreements generally consist of a one-time license fee based on the number of individual users licensed and an annual software maintenance fee calculated as a percentage of the one-time fee. Payment of the maintenance fee permits customers to receive updates and enhancements to the software licensed for the duration of the maintenance agreement.

     Typical license terms provide for a non-exclusive two-to-three year license grant limited to use with specified OEM products or on specified platforms. In certain limited circumstances, typically involving Information Products, a license may be exclusive for a specified platform or product type, subject to the satisfaction of performance standards. When possible, the Company licenses off-the-shelf versions of its products to customers, although the Company sometimes performs custom product development for a fee.

     The Company generates a significant portion of its revenues from customers outside the United States. Such revenues totaled $5,673,000, $4,216,000, and $3,076,000, for the years ended December 31, 1995, 1994, and 1993, respectively. The Company believes that a substantial amount of products shipped by its domestic OEM customers is sold internationally. Accordingly, the actual use of the Company's products by overseas end users is higher than the export revenues reported for accounting purposes as described above. The Company expects that the international market will continue to account for a significant portion of its total business. The Company's export revenues are primarily denominated and collected in U.S. dollars. The Company also denominates the prices for its corporate and end-user products sold internationally in U.S. dollars. Business with overseas end users may be subject to greater currency exchange rate risk in the future.

     Cost of revenues primarily comprises royalty expense for the licensing of technology, content databases, published reference works from Houghton Mifflin and other third parties, and the amortization of capitalized product development costs and intangible assets from the acquisitions and license agreements described in Note 4 of Notes to the Company's Consolidated Financial Statements. The level of amortization expense of capitalized product development costs is directly related to the amount of product development costs capitalized in each year and the time frame in which a specific product is available for general release to customers. The royalty cost includes direct royalty obligations as well as the amortization of royalty advances.

     The following table sets forth, for the periods indicated, certain income statement data expressed as a percentage of revenues.

                                                    SIX MONTHS
                                                  ENDED JUNE 30,       YEAR ENDED DECEMBER 31,
                                                  ---------------     -------------------------
                                                  1996      1995      1995      1994      1993
                                                  -----     -----     -----     -----     -----
Net revenues....................................  100.0%    100.0%    100.0%    100.0%    100.0%
Cost of revenues................................   13.9      14.0      13.3      13.1      13.6
                                                  -----     -----     -----     -----     -----
Gross profit....................................   86.1      86.0      86.7      86.9      86.4
Operating expenses:
  Sales and marketing...........................   17.9      14.7      15.1      15.7      19.0
  Product development...........................   19.2      18.4      17.3      20.1      21.3
  General and administrative....................   14.3      17.3      14.9      14.7      14.2
  Purchased in-process research and
     development................................   15.9      30.7      12.7      --        --
                                                  -----     -----     -----     -----     -----
Total operating expenses........................   67.3      81.1      60.0      50.5      54.5
                                                  -----     -----     -----     -----     -----
Operating income................................   18.8       4.9      26.7      36.4      31.9
Net investment income...........................    5.6       1.9       3.4       1.3      --
                                                  -----     -----     -----     -----     -----
Income before provision for income taxes........   24.4       6.8      30.1      37.7      31.9
Income tax expense..............................   14.5      14.4      16.3      13.6      13.2
                                                  -----     -----     -----     -----     -----
Net income (loss)...............................    9.9%     (7.6)%    13.8%     24.1%     18.7%
                                                  =====     =====     =====     =====     =====

  SIX MONTHS ENDED JUNE 30, 1996, COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

     Revenues. Revenues for the six months ended June 30, 1996 increased $9,680,000, or 54.0%, to $27,605,000 compared to $17,925,000 for the six months ended June 30, 1995. Royalty revenues increased 26.8% due primarily to higher revenues from existing licenses of GCS, IntelliScope, ImageStream, and Outside In. Contributing to the increase in royalty revenues were revenues from the INSO Chicago Corporation ("INSO Chicago") and INSO Kansas City Corporation ("INSO Kansas City") acquisitions as well as higher revenues from existing licensees. Non-refundable royalty revenues in the first six months of 1996 more than doubled over the same period in 1995, reflecting new licenses of the Information Please almanacs; Dutch, Italian, Spanish, German, and French bilingual dictionaries; ImageStream; and Outside In. Direct and retail sales of Quick View Plus, CyberSpell, InWords, and SciWords also contributed to the overall increase in total revenues.

     Gross Profit. Gross profit increased $8,351,000 to $23,760,000 for the six months ended June 30, 1996 from $15,409,000 for the six months ended June 30, 1995. Gross profit as a percentage of revenues for the six months ended June 30, 1996 was 86.1% compared to 86.0% for the six months ended June 30, 1995. The increase in gross profit percentage was primarily attributable to higher revenues from ImageStream and Outside In, which carry lower royalty burdens, partially offset by higher amortization of license fees and other intangibles.

     Sales and Marketing. Sales and marketing expenses consist primarily of commissions on sales; salaries of sales, marketing, and technical support personnel; and promotional expenses. Sales and marketing expenses increased $2,293,000 to $4,927,000 for the six months ended June 30, 1996, reflecting staff additions in sales as the Company establishes its presence in the corporate sales channel and staff additions in the product management area to support new product development. Sales and marketing expenses increased as a percentage of revenues to 17.9% for the six months ended June 30, 1996 from 14.7% for the six months ended June 30, 1995.

     Product Development. Product development expenses consist primarily of personnel costs and, to a lesser extent, fees paid for outside software development and consulting services. Product development expenses increased $1,990,000 due to revisions to, and new product development for, the Company's Proofing Tools, Information Products, and Information Management Tools product lines. The Company's total product development costs, including capitalized costs, were $6,146,000, or 22.3% of revenues, for the six months ended June 30, 1996 compared to $3,863,000, or 21.6% of revenues, for the six months ended June 30, 1995. New products released during the first six months of 1996 included Cyberspell, SciWords, InWords, the electronic versions of The 1996 Information Please Almanac and The Information Please Sports Almanac, IntelliScope search enhancer for Japanese, Inso Search Wizard, ImageStream for Microsoft Office, and Quick View Plus plug-in for Netscape Navigator 2.0.

     General and Administrative. General and administrative expenses increased $850,000 to $3,951,000 for the six months ended June 30, 1996 compared to $3,101,000 for the six months ended June 30, 1995. The increase in general and administrative expenses was primarily attributable to increases in personnel and general corporate expenses required to support the growth of the Company's operations. General and administrative expenses declined as a percentage of revenues to 14.3% for the six months ended June 30, 1996 from 17.3% for the six months ended June 30, 1995 as a result of improved efficiencies and economies of scale in the administrative area.

     Purchased In-Process Research and Development. The acquisition of INSO Kansas City and INSO Chicago, respectively, included the purchase of certain technology under research and development, which resulted in a charge to the Company's June 30, 1996 and 1995 consolidated results of $4,400,000, or $0.34 per share and $5,500,000, or $0.44 per share, respectively.

     Income Taxes. The Company's effective tax rate for the six months ended June 30, 1996 and 1995 was influenced by the $4,400,000 INSO Kansas City and the $5,500,000 INSO Chicago research and development charges discussed above. The charges were not deductible for tax purposes. Excluding the charges, the Company's effective tax rate for the six months ended June 30, 1996 was 36.1% compared to 38.4% for the six months ended June 30, 1995.

     Net Income. Excluding the $4,400,000 ($0.34 per share) in-process research and development charge related to the INSO Kansas City acquisition in the six months ended June 30, 1996 and the $5,500,000 ($0.44 per share) in-process research and development charge related to the INSO Chicago acquisition in the six months ended June 30, 1995, net income and earnings per share would have been $7,120,000 and $0.52, respectively, for the six months ended June 30, 1996, compared to $4,137,000 and $0.34, respectively, for the six months ended June 30, 1995.

  YEAR ENDED DECEMBER 31, 1995, COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Revenues. Revenues for 1995 increased $19,924,000, or 84.9%, to $43,387,000, including $1,500,000 of non-recurring revenues earned from royalty audits, compared to $23,463,000 for 1994.
Revenues in 1995 included revenues from the acquisition of INSO Chicago since the acquisition date of April 1, 1995. See Note 4 of Notes to the Company's Consolidated Financial Statements. Revenues from INSO Chicago accounted for approximately 20% of the total in 1995. Royalty revenues increased 71.1%, including the revenues earned from royalty audits, as a result of increased sales by existing licensees as well as the number of licensees making royalty payments, which increased to 110 from 82 at December 31, 1994. Royalty revenues increased 62.7%, excluding the $1,500,000 non-recurring royalty audit revenues. The increase in the number of licensees making royalty payments reflects new licensees resulting from the INSO Chicago acquisition, as well as royalty flow from existing licensees who have earned their prepaid minimum royalties. In particular, continuing sales of Microsoft's Word and Office products, which incorporate the Company's CorrecText and International CorrectSpell, contributed substantially to gains in revenues. Nonrefundable royalty revenues for 1995 increased 77.9%, reflecting the addition of 149 new licenses in 1995 compared to 109 new licenses in 1994. New licensees for 1995 included InterGO Communications, Inc. (formerly TeacherSoft Corporation), America Online, Inc., AT&T New Media Services, Bloomberg, L.P., the European Commission, and Starwave Corporation. During 1995, the Company released additional languages for International CorrectSpell, IntelliScope, International ProofReader, CorrectEnglish, and concise electronic thesaurus. Also released during 1995 were new versions of Quick View Plus, IntelliFinder, and Dutch, French, Italian, and Spanish bilingual dictionary databases, as well as electronic versions of The 1996 Information Please Business Almanac and The 1996 Information Please Entertainment Almanac.

     Gross Profit. Gross profit as a percentage of revenues was 86.7% in 1995 compared to 86.9% in 1994. Amortization of capitalized software and intangibles increased as a percentage of revenues in 1995 as a result of the release of new languages of CorrectEnglish, International ProofReader, concise electronic thesaurus, and IntelliScope; numerous reference works; and a new version of Quick View Plus; as well as amortization of costs related to the INSO Chicago acquisition and rights related to the Information Please almanac series. This increase in amortization was more than offset by lower royalty costs as a percentage of revenue as a greater proportion of 1995 revenues was derived from the CorrecText, Outside In, and Quick View Plus products, which carry lower royalty burdens.

     Sales and Marketing. Sales and marketing expenses for 1995 increased 78.7% to $6,570,000 from $3,676,000 for 1994, reflecting increased staff due to the INSO Chicago acquisition, entry into new markets (corporate and consumer), staff additions in product management to support the higher levels of sales, and higher commissions due to increased revenues.

     Product Development. Product development expenses increased 58.4% to $7,489,000 for 1995 from $4,728,000 for 1994. The increase in product development costs was primarily due to investments in CorrectEnglish, International ProofReader, IntelliScope, Quick View Plus, IntelliFinder, CyberSpell, Inso Search Wizard, and various reference works. As a percentage of revenues, product development expenses decreased to 17.3% in 1995 from 20.1% for 1994. The decrease as a percentage of revenues was primarily attributable to non-labor costs that represented a lower percentage of revenues in 1995 compared to 1994. This decrease was partially offset by capitalized development costs for IntelliScope, CorrectEnglish, Quick View Plus, Inso Search Wizard, concise electronic thesaurus, and bilingual dictionary databases that approximated 1994 in terms of dollars but represented a lower percentage of development expenses (15.4% in 1995 versus 22.2% in 1994). The Company's total product development costs, including capitalized costs, were $8,853,000, or 20.4% of revenues, for 1995, compared to $6,080,000, or 25.9% of revenues, for 1994.

     General and Administrative. General and administrative expenses in 1995 increased 87.1% to $6,458,000 from $3,452,000 in 1994. The increase in general and administrative expenses was primarily attributable to increases in personnel and general corporate expenses required to support the growth of the Company's operations. General and administrative expenses increased only slightly as a percentage of revenues to 14.9% for 1995 compared with 14.7% for 1994.

     Purchased In-Process Research and Development. The acquisition of INSO Chicago included the purchase of certain technology under research and development, which resulted in a charge to the Company's 1995 consolidated results of $5,500,000, or $0.44 per share.

     Income Taxes. The Company's effective tax rate was influenced by the $5,500,000 INSO Chicago research and development charge discussed above. The charge was not deductible for tax purposes. Excluding the charge, the Company's effective tax rate in 1995 was 38.0% compared to 36.0% in 1994. The increase is a result of the increased profitability causing a shift to a higher tax bracket as well as amortization of the intangible assets from the INSO Chicago acquisition, which are not deductible for income tax purposes.

     Net Income. Excluding the INSO Chicago research and development charge noted above, net income and earnings per share would have been $11,494,000 and $0.94 per share, respectively.

  YEAR ENDED DECEMBER 31, 1994, COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Revenues. Revenues for 1994 increased $9,706,000, or 70.6% to $23,463,000 compared to $13,757,000 for 1993. Royalty revenues were up 70.3% as a result of increased sales by existing licensees as well as the number of licensees making royalty payments, which increased to 82 from 50 at December 31, 1993. The increase in the number of licensees making royalty payments reflects new licensees resulting from the Microlytics, Inc. license agreement, described in Note 4 of Notes to the Company's Consolidated Financial Statements, as well as royalty flow from existing licensees that have earned out the amount of their prepaid minimum royalties. In particular, continuing sales of Microsoft's Word and Office products, which incorporate the Company's CorrecText and International CorrectSpell, contributed substantially to the gains in revenues. Nonrefundable royalty revenues for 1994 increased 71.3%, reflecting the addition of 109 new licenses in 1994 compared to 71 new licenses in 1993. New licensees for 1994 included Dataware Technologies, MINDSCAPE, Ligature, NOVA, Catena, Digital Communications Associates, and Gold Disk. During 1994, the Company released CorrectEnglish in French and German, as well as International ProofReader and IntelliScope, which is the first product in the Company's new line of Information Management Tools. In addition, new versions of International CorrectSpell and IntelliFinder were released in 1994.

     Gross Profit. Gross profit as a percentage of revenues was 86.9% in 1994 compared to 86.4% in 1993. Amortization of capitalized software and software licenses increased in 1994 as a result of the release of new products such as CorrectEnglish, International ProofReader, IntelliScope, and numerous reference works, as well as the Microlytics, Inc. license. This increase in amortization was more than offset by lower royalty costs that resulted from a greater proportion of 1994 revenues being derived from the CorrecText and IntelliScope products, which carry lower royalty burdens.

     Sales and Marketing. Sales and marketing expenses for 1994 increased 40.7% to $3,676,000 from $2,612,000 for 1993, reflecting increased market research and staff additions in product management to support the higher levels of sales as well as higher commissions due to increased revenues.

     Product Development. Product development expenses increased 61.3% to $4,728,000 for 1994 from $2,932,000 for 1993. The increase in product development costs was primarily due to investments in CorrectEnglish, International ProofReader, reference works, and development of the Company's new line of Information Management Tools, including IntelliScope, which was released on schedule in mid-1994. As a percentage of revenues, product development expenses decreased to 20.1% for 1994 from 21.3% for 1993. The decrease as a percentage of revenues was partially attributable to capitalization of a slightly higher proportion of development expenses (22.2% in 1994 versus 21.6% in 1993) in 1994 reflecting the IntelliScope and CorrectEnglish development. Also contributing to the decrease was containment of non-labor costs representing a lower percentage of revenues in 1994 compared to 1993. The Company's total product development costs, including capitalized costs, were $6,080,000, or 25.9% of revenues, for 1994, compared to $3,738,000, or 27.2% of revenues, for 1993.

     General and Administrative. General and administrative expenses in 1994 increased 76.4% to $3,452,000 from $1,957,000 in 1993. The increase in general and administrative expenses was primarily attributable to increases in personnel and general corporate expenses required to support the growth of the Company's operations. General and administrative expenses increased only slightly as a percentage of revenues to 14.7% for 1994 compared to 14.2% for 1993.

     Income Taxes. The Company's effective tax rate in 1994 was 36.0% compared to 41.3% in 1993. The decrease in the effective rate reflects the benefit from the valuation of the deferred tax asset resulting from the formation of the Company.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operating activities have provided cash of $6,859,000 for the six months ended June 30, 1996 and $19,720,000, $6,852,000, and $1,404,000 for
the years ended December 31, 1995, 1994, and 1993, respectively.

     The Company's investing activities have used cash of $33,005,000 for the six months ended June 30, 1996 and $36,611,000, $6,415,000, and $1,031,000 for
the years ended December 31, 1995, 1994, and 1993, respectively. Of these amounts, $865,000, $1,364,000, $1,352,000, and $806,000 respectively, were for capitalized product development costs as discussed above. Cash used for investing activities during the six months ended June 30, 1996 reflects the January 9, 1996 acquisition of all of the outstanding capital stock of INSO Kansas City for net cash of $6,492,000. The increase in investing activities in 1995 reflects investments in marketable securities totaling $25,397,000 and two acquisitions completed during 1995 for $7,639,000 in cash. Also contributing to the increased investing activities were additional investments in leasehold improvements, furniture, and equipment related to the Company's move of its corporate headquarters, completed at the end of April 1995.

     The Company's financing activities used cash of approximately $4,777,000 for the six months ended June 30, 1996 and provided cash of $40,268,000 and $13,421,000 for the years ended December 31, 1995 and 1994, respectively. As part of the INSO Chicago acquisition in April 1995, the Company issued promissory notes in the amount of $6,367,500, which were repaid in full in February 1996 from available cash. In August 1995, the Company completed a public offering of 1,200,000 shares of the Company's common stock, which provided net proceeds of approximately $39,300,000.

     The Company had available to it a deferred income tax benefit in the amount of $9,456,000 as of June 30, 1996, which is recorded at the net amount of $4,648,000 after deduction of a valuation allowance in the amount of $4,808,000. This benefit relates to a basis difference between assets reported in the Company's financial statements and for income tax purposes, primarily tax basis intangible assets arising in connection with the formation of the Company and completion of its initial public offering. The tax benefit is subject to statutory realization ratably over a remaining 13-year period and, as a result, the Company's prospective cash requirement for income taxes may be reduced by approximately $700,000 per year. The amount of the tax benefit ultimately recovered is dependent upon the amount of taxable income earned by the Company both annually and over the 15-year period following the initial public offering of the Company's common stock. Therefore, there can be no assurance that all or some portion of the annual cash requirement reduction, or the full amount of the tax benefit relative to the asset basis differential, will be realized.

     As of June 30, 1996, the Company had working capital of $57,538,000. Cash, cash equivalents, and marketable securities as of June 30, 1996 totaled $55,910,000. On July 16, 1996, the Company acquired all of the outstanding capital stock of EBT. In connection with the EBT acquisition, the Company paid $27,800,000 in cash in July 1996 and is obligated to pay an additional $1,500,000 to the former principal stockholder of EBT in January 1998 and up to an additional $10,400,000 to purchase EBT stock issuable upon exercise of outstanding EBT stock options. The purchase price is expected to be paid from available cash and marketable securities. In the event that certain EBT financial and operating goals are met, contingent payments of up to an additional $5,300,000 are also expected to be paid from available cash and marketable securities. The Company believes that the proceeds of this offering, together with funds expected to be generated from operations, will be sufficient to finance the Company's operations for the foreseeable future.

INFLATION

     The Company does not believe that inflation has had a significant impact on its results of operations for the periods presented.

                                    BUSINESS

     The Company is a leading provider of multilingual software products and systems that help people correct, find, view, publish, and distribute data, text, and images in electronic environments ranging from individual desktops to the Internet. The Company markets certain of its products worldwide to OEMs of computer hardware, software, and consumer electronics products. The Company also markets software applications and systems to major corporations, government agencies and end users. The Company currently has nearly 450 OEM customers and over 600 direct corporate licensees, and the Company believes that the worldwide installed base of end-user licensees of OEM products incorporating INSO's technology exceeds 50,000,000.

CORE TECHNOLOGIES

     The Company draws on proprietary technologies in areas such as linguistic and data analysis to create products focused on the needs of each of the Company's markets. The Company has assembled a team of distinguished experts in the fields of linguistics, data analysis, and document structuring and has extensive experience in developing its technologies into software products.

     The Company's core technologies are distinguished by a combination of four core competencies:

     - Computational Linguistics and Lexicography. Computational linguistics is a scientific discipline concerned with the analysis of the patterns and irregularities of languages, and the encoding of those properties so that language can be efficiently processed by computer. Lexicography is the process or work of compiling and analyzing words in order to create a dictionary.

     - Software Engineering. The creation of efficient software code for language and data analysis supporting numerous computing platforms.

     - Information Base Technology. Techniques and tools for structuring, indexing, and compressing raw or formatted data, text, graphics and other content elements to facilitate the building of either proprietary or open, standards-compliant databases for efficient and customizable access to and retrieval of information.

     - Document Structure Knowledge. Techniques and processes that interrogate, analyze, and process text, graphics, and other content elements within software application files and provide file access, viewing, and conversion.

BUSINESS STRATEGY

     The Company's strategy is to concentrate its development and marketing efforts on building and promoting solutions where the combination of its core competencies can create substantial added value and to optimize those solutions for markets and market segments where the Company can achieve a significant position. Key elements of this strategy include:

     Extend Technological Lead in Core Competencies. The Company strives to extend the depth of its core competencies. For example, in 1994, through its research and development efforts with respect to the technologies underlying IntelliScope, the Company expanded its linguistic core competencies to include sentence structure analysis in all major European languages. The Company has continued to expand its linguistics capabilities, and in 1996 released IntelliScope in Japanese, beginning the extension of its linguistic core competency to Asian languages. Similarly, in 1995 the Company began to expand its core competencies to include the management of search queries. Through a combination of computational linguistic techniques and information base technology, the Company developed during 1996 the Inso Search Wizard query refinement tool that limits the query to the specific subject matter area that the user selects, and then expands the query within that subject matter area by also searching on related terms.

     Diversify Product Offerings and Product Lines. The Company seeks to diversify its sources of revenue through the addition of products in existing markets and the introduction of products in new and emerging markets. In 1994, the Company added the Columbia Encyclopedia, Fifth Edition and the Concise Columbia Electronic Encyclopedia to its Information Products reference line. In 1995, the Company further expanded its Information Products through the acquisition of the Information Please almanacs and the addition of three new titles to the Information Please line.

     The Company also seeks to diversify its product offerings through the addition of products intended for distribution through alternative channels. In 1996, the Company introduced CyberSpell, a Netscape Navigator plug-in proofing technology for electronic and retail distribution, and ImageStream for Microsoft Office, a graphics conversion utility intended for direct, electronic, and retail distribution.

     Expand Distribution Channels. The Company has expanded its customer base through the use of multiple distribution channels. In 1995, the Company began marketing Quick View Plus directly to corporate users and, through software distribution channels, to consumers. Also during 1995, the Company opened its European headquarters to manage the marketing of its products directly to corporations and consumers in the European market. To complement its existing reseller and distributor channels, the Company has recently commenced the direct marketing of certain products to end users through electronic means.

     In 1996, the Company substantially strengthened its direct corporate selling activity and began a concentrated government sales effort. At the same time, the Company has significantly expanded its relationships with distributors and resellers of computer software, and has added marketing resources dedicated to the development of the direct and consumer channels throughout the world.

     Accelerate Growth and Strengthen Core Competencies Through
Acquisitions. In 1995, the Company acquired Systems Compatibility Corporation (subsequently renamed INSO Chicago), which was at that time a leading supplier of file viewing technologies to the software industry. This acquisition expanded the Company's revenue base and provided a significant new core competency in document structure knowledge and strengthened the Company's competency in software engineering. At the same time, the Company acquired a corporate sales presence in order to diversify its distribution channels. In January 1996, the Company acquired Imagemark Software Labs, Inc. (subsequently renamed INSO Kansas
City), which added to the depth of the Company's document structure knowledge and further expanded its revenue base. The INSO Kansas City acquisition also gave the Company a leading position in the graphics conversion market, reflecting the use of INSO Kansas City's graphics filters by leading developers of software applications in the United States.

     Similarly, through the acquisition of EBT (renamed INSO Providence), the Company has substantially increased the depth of its information base technology and document structure knowledge. In addition, this acquisition has diversified both the Company's product offerings and its distribution channels by adding a significant new product line and a substantial base of new corporate, government, and international customers.

PRODUCTS

     The Company offers a diverse array of products and solutions targeting multiple distribution channels and market segments within the software industry. The Company's product strategy is to leverage its linguistic, document and data structuring, and software engineering expertise into fast, efficient, and portable software products and solutions targeted at specific user needs. The Company's products are divided into four major categories: Proofing Tools, Information Management Tools, Information Products, and Electronic Publishing Solutions.

  Proofing Tools

     The Company's Proofing Tools product line includes software programs and related databases for correcting errors in spelling, grammar, punctuation, capitalization, spacing, and other mistakes in documents created by users of computer applications. The Company's Proofing Tools products include OEM products such as International CorrectSpell, the industry-standard spelling correction system; International ProofReader, a multilingual proofreading system available in 10 languages that addresses numerous classes of writing errors and style problems; and CorrectText Grammar Correction System, the leading English grammar correction technology used in word processors today. Examples of products using the Company's Proofing Tools include Microsoft's Word and Office, Lotus Development Corporation's WordPro, SmartSuite, and Notes, and a version of Netscape Communications Corporation's Powerpack.

     The Company's newest Proofing Tool, CorrectEnglish, is a writing system targeting the specific errors made by native speakers of Chinese, French, German, Japanese, and Spanish when producing English language documents. This product is designed to capitalize on the growing trend toward the use of English as the international commercial language, and makes use of the Company's linguistic expertise in both English and foreign languages by combining English spelling, proofing and grammar correction with error messages and correction instructions in the user's native language.

                                 PROOFING TOOLS

- -----------------------------------------------------------------------------------------
                    PRODUCT                                 DESCRIPTION
     --------------------------------------    -------------------------------------
           International CorrectSpell             24-language spelling correction
           International ProofReader              10-language proofreading system
     CorrectText Grammar Correction System          English grammar correction
                                                            technology
                 CorrectEnglish                English as a second language writing
                                                              system
                    SciWords                     Scientific and technical spelling
                                                           dictionaries
                    InWords                         Add-on spelling dictionary
                   CyberSpell                    Text-proofing add-on product for
                                                   Internet e-mail applications
- -----------------------------------------------------------------------------------------

  Information Management Tools

     The Company's Information Management Tools product line includes search and indexing enhancement products and file filtering, viewing, and conversion products. The Company's search enhancement products are based on the ability of the Company's technologies to analyze and process linguistic information. These products are designed to bring the Company's linguistic expertise to bear on the increasingly difficult problem of accurate searching and indexing of information across desktops, LANs, WANs, and the World Wide Web, and include IntelliScope, a multilingual tool that performs linguistic analysis, and Inso Search Wizard, an interactive search expansion and refinement utility.

     The Company's file filtering, viewing and conversion products are based on the Company's document structure knowledge and the ability of the Company's software programs to use that knowledge to render or convert information within documents quickly and accurately. These products are designed to fulfill the need for access to text, images and data created in a variety of formats as the amount and complexity of documents stored and transmitted in electronic format continues to increase, and include the Outside In OEM viewing technology; the Quick View Plus end-user product, an application that provides corporations and consumers with the ability to view, export, copy, and print files originating in any of over 200 applications; the ImageStream graphics filters OEM product, which permits the exchange of graphical images among more than 60 charting, presentation, and graphical applications; and the CADleaf computer assisted design file format viewing, conversion, and annotation utility.

     Some examples of products using the Company's Information Management Tools include Microsoft's Windows 95, Fulcrum Technology Inc.'s SearchServer, and Novell, Inc.'s GroupWise.

                          INFORMATION MANAGEMENT TOOLS
- --------------------------------------------------------------------------------

             PRODUCT                             DESCRIPTION
- ---------------------------------    ------------------------------------
          Intelliscope                 15-language search and indexing
                                               enhancement tool
       Inso Search Wizard              Interactive search expansion and
                                              refinement utility
           Outside In                  OEM file viewing and data access
                                                  technology
         Quick View Plus              End-user file viewing application
           ImageStream                 OEM graphical file filtering and
                                            conversion technology
ImageStream for Microsoft Office     End-user Office-compatible graphics
                                              conversion utility
             CADleaf                 Viewing, conversion, and annotation
                                     utility for computer assisted design
                                        and manufacturing file formats

- --------------------------------------------------------------------------------

  Information Products

     The Company's Information Products product line utilizes the Company's information base technology and lexical expertise to produce electronic reference works that combine authoritative, current content with advanced electronic search capabilities. Through its ownership of information databases and use of internal editorial resources, the Company creates proprietary content designed for distribution through electronic means. The Company also licenses authoritative content from information providers around the world, including major print publishers, as the bases for additional Information Products. The Information Products line includes more than 60 reference titles, including The Columbia Encyclopedia, Fifth Edition, The Concise Columbia Electronic Encyclopedia, and the American Heritage dictionaries. The Company's Information Products also include reference products developed from its proprietary information databases. Certain of these products are published in print form as the Information Please almanacs and the A&E Entertainment Almanac. The Company anticipates that it will continue to add to its proprietary information databases and produce new reference products from those databases. Examples of products using the Company's Information Products include Microsoft's Bookshelf, CompuServe, Inc.'s CompuServe Information Service, Starwave Corporation's ESPNET SportsZone, InterGO Communications, Inc.'s

InterGO, AT&T New Media Services' AT&T Business Network, and Bloomberg L.P.'s THE BLOOMBERG.

                              INFORMATION PRODUCTS

    ------------------------------------------------------------------------------------
                     PRODUCT                                  DESCRIPTION
            Information Please series            General, Business, Sports, Kids' and
                                                     Girls' almanacs, and the A&E
                                                         Entertainment Almanac
            Monolingual dictionaries,                Standard language references
         including the American Heritage
                  dictionaries
             Bilingual dictionaries               Bi-directional language references
    The Columbia Encyclopedia, Fifth Edition            Information references
         The Concise Columbia Electronic
                  Encyclopedia
                  IntelliFinder                     Software information retrieval
                                                         program for use with
                                                         Information Products
    ------------------------------------------------------------------------------------

  Electronic Publishing Solutions

     The Company's Electronic Publishing Solutions feature the DynaText publishing system, which is composed of automated and interactive tools to create structured content from commonly used word processing and page makeup systems, and browsing technology which permits users to select from among specific views and structures to personalize the retrieval and presentation of data. These products allow major corporations and government users to distribute and maintain complex documents in many languages through multiple media such as print, CD-ROM, LANs, WANs, and the World Wide Web.

                        ELECTRONIC PUBLISHING SOLUTIONS

    ------------------------------------------------------------------------------------
                     PRODUCT                                  DESCRIPTION
                    DynaText                         Electronic publishing system
                     DynaTag                           SGML structuring utility
                     DynaWeb                         Web publishing extension to
                                                               DynaText
    ------------------------------------------------------------------------------------

MARKETING, SALES, AND DISTRIBUTION

     The Company markets its products worldwide to OEMs of computer software, hardware, and consumer electronic products; corporations and government agencies; and end users. The Company currently has nearly 450 OEM customers and over 600 direct corporate licensees, and the Company believes that the worldwide installed base of end-user licensees of OEM products incorporating INSO's technology exceeds 50,000,000. The Company markets its products directly to OEMs through its dedicated account management staff. The Company also markets its products to corporations and government agencies directly and through resellers and distributors, both domestically and overseas. The Company also markets and sells certain products directly and indirectly to end users through electronic means, to complement its existing reseller and distributor channels.

     The Company's sales and marketing organization, consisting of approximately 130 individuals, is managed from the Company's headquarters in Boston, Massachusetts, and includes sales representatives or account managers in several major markets worldwide. The Company conducts its OEM sales through a dedicated account management program for large customers and through worldwide new business development efforts. New business development efforts for OEM sales are focused on identifying potential new applications and markets for the Company's OEM products. The Company's corporate and governmental sales efforts are conducted through sales forces dedicated to the Company's end-user products, both directly and indirectly.

     The Company, through its various subsidiaries, currently has operations in many major European countries, as well as Japan and Australia. These operations manage sales of the Company's products to end users, both directly and through networks of value-added resellers and distributors, as well as to OEMs.

KEY CUSTOMERS

     For the year ended December 31, 1995, five of the Company's customers accounted for 67% (64%, if certain non-recurring revenue earned from royalty audits is excluded) of its revenues, compared to 69% of its revenues for the year ended December 31, 1994. A loss of, or significant decline in, revenues from any key customer could have a material adverse effect on the Company's business, financial condition, and results of operations.

     For the year ended December 31, 1995, Microsoft accounted for 52% (50%, if certain non-recurring revenue earned from royalty audits is excluded) of the Company's revenues compared to 55% for 1994. Most of the revenues received by INSO from Microsoft derive from the use of INSO's Proofing Tools in Microsoft's Word and Office products. During 1995, the Company amended its agreement with Microsoft with respect to Proofing Tools. Under the terms of the amended agreement, the Company has granted to Microsoft, for substantially equal fixed quarterly minimum payments in 1996 and 1997, (i) a license to use version 3.02 of INSO's grammar product (the "Licensed Grammar Product") in specified versions of Microsoft's Word and Office products and (ii) an unlimited license to use a version of INSO's spelling and thesaurus products in all Microsoft products. Depending on the versions of Word and Office in which Microsoft uses the Licensed Grammar Product after June 30, 1996, INSO can earn additional predetermined revenues ("Usage Fees") through the termination date of the agreement (March 2001). INSO expects that its revenues for the third quarter of 1996 will include certain such Usage Fees. There can be no assurance, however, that INSO will receive any revenues from Microsoft after December 1997 with respect to the Licensed Grammar Product. See "Risk Factors -- Reliance on Key Customers."

RESEARCH AND DEVELOPMENT

     The Company operates in an industry that is subject to rapid technological change, and its ability to compete and operate successfully depends on, among other factors, its ability to anticipate such change. Accordingly, the Company is committed to the development of new products and the continuing evaluation of new technologies. In addition, the Company is currently developing new products for use on or in conjunction with the Internet and the World Wide Web. The rapid changes that characterize these markets may require that the Company make substantial additional investments in research and development in order to respond to unforeseen market or technological developments. During the six months ended June 30, 1996, and during 1995, 1994, and 1993, the Company's expenditures for developing new products and product enhancements were $6,146,000, $8,853,000, $6,080,000, and $3,738,000, respectively. These expenditures represented 22%, 20%, 26%, and 27%, respectively, of total revenues for those periods. Of these amounts, $865,000, $1,364,000, $1,352,000, and
$806,000, respectively, were capitalized in accordance with applicable accounting principles and are subject to amortization over subsequent periods. The balance was charged as product development expense.

COMPETITION

     The market for Proofing Tools is characterized by a relatively small number of participants marketing primarily through OEM channels. In addition to the Company, the principal participants in the Proofing Tools market include SoftArt, Inc. and WordPerfect Corporation, now a subsidiary of Novell, Inc., which, following the sale of its word processing and office suite software products to Corel Corporation, has licensed its linguistic technology to software developers on an OEM basis. The Company also could face competition from Microsoft or any other OEM customer that were to develop internally its own products comparable to the products currently licensed from the Company.

     Competition in the markets for the Company's Information Management Tools is significant. The Company's search enhancement products compete with products offered by an affiliate of Xerox Corporation, and potentially compete with offerings from other software development organizations with the capacity and expertise to enter this market. The Company believes that as it continues to introduce products focusing on query refinement and expansion, including concept searching, it will face significant competition. The Company believes that the principal competitive factors in these markets are product quality and compatibility with multiple applications, with price being a secondary factor. The Company's file-viewing technologies face competition from affiliates of Adobe Systems, Inc. ("Adobe") in the OEM market and FTP Software Corporation in the direct and retail markets. The Company's current graphics file conversion products face competition from a number of smaller organizations, each specializing in certain formats or applications. The Company expects that as it broadens its file-viewing and conversion product line to include formats such as HTML, it will encounter significant competition from a large number of participants. The Company also faces limited competition in certain market segments from large companies such as Oracle Corporation and International Business Machines Corporation.

     There is a large number of participants in the market for the Company's Information Products, none of which has a dominant market position. Participants in parts of this market segment include Franklin Electronic Publishers, Inc. and Random House Electronic Publishing, Inc. (electronic dictionaries); Compton's NewMedia, Inc. and Groliers Electronic Publishing, Inc. (electronic encyclopedias); and Microsoft (Information Products generally). In addition, in certain language markets, the Company may face competition from information products developed by or for print publishers having substantial name recognition in such markets.

     The market for Electronic Publishing Solutions is characterized by a limited number of large participants offering full or partial solutions, based largely on proprietary formats. Participants in this market include Adobe and its affiliates, Interleaf, Quark, and SoftQuad. In addition, as the market for electronic publishing solutions grows, the Company expects to face additional competition from participants offering standards-based solutions, such as those offered by the Company.

     The Company believes that the principal competitive factors in the markets for its principal products are product quality, ease of use, platform support, and price. An additional competitive factor in the market for Proofing Tools is language coverage.

     Some of the Company's competitors and potential competitors have substantially greater development, marketing, sales, and financial resources than the Company.

THIRD-PARTY DATABASE AND CONTENT SUPPLY ARRANGEMENTS

     The Company's Proofing Tools and Information Products, and certain of its Information Management Tools, products typically combine a database (such as a word list or a general reference database) with proprietary software technology. These databases are generally acquired through licensing arrangements with domestic and international third-party sources, typically print publishers and universities, although a number of such databases are owned by the Company. The Company seeks to work with leading, authoritative content sources in each of its product and market segments. The Company has arrangements in place with more than 40 publishers and other information suppliers.

     For its Proofing Tools and Information Management Tools product lines, the Company acquires both word lists and full-definition databases. For its Information Products line, the Company generally acquires selected electronic rights for the underlying works on which the products are based. The Company owns the copyrights to the databases used in its English-language Proofing Tools and Information Management Tools products.

     Although terms vary according to each individually negotiated license, the Company's typical content license arrangement for its Proofing Tools calls for a nonexclusive grant of rights for its use of the content in products it builds for license to OEM customers. Content licenses for Information Products may be made either on an exclusive or a nonexclusive basis. This usually includes the right to refine and augment the content editorially for its purposes and the right to use any associated trademarks and copyrights in the marketing of the material both to and by licensees. The typical term of nonexclusive licenses is five to 10 years.

EMPLOYEES

     As of August 31, 1996, the Company had 388 employees, including 203 in research and development, 133 in sales and marketing, and 52 in financial and administrative positions.

     The Company believes that its future success will depend in large part upon its continued ability to recruit and retain highly qualified technical, managerial, and marketing personnel. To date, the Company has been successful in attracting and retaining skilled employees. None of the Company's employees is represented by a labor union, and the Company considers its relationship with its employees to be satisfactory.

                       RELATIONSHIP WITH HOUGHTON MIFFLIN

     In connection with the Company's IPO, the Company issued to Houghton Mifflin 2,330 shares of its Series A Convertible Preferred Stock (the "Series A Preferred Stock") in exchange for the assets and properties formerly constituting the Software Division of Houghton Mifflin. The Series A Preferred Stock converted into 4,660,000 shares of Common Stock, or approximately 40.3% of the then outstanding shares of Common Stock, immediately following the issuance of the Common Stock offered to the public in connection with the IPO. Immediately following the issuance and sale of the 1,200,000 shares of Common Stock being offered hereby by the Company, Houghton Mifflin will continue to hold 4,015,100 shares of Common Stock, representing approximately 28.1% of the outstanding shares of Common Stock.

     In August 1995, Houghton Mifflin completed a public offering of its SAILS. Pursuant to the terms of the SAILS, Houghton Mifflin may, at its option, deliver shares of Common Stock of the Company held by Houghton Mifflin upon exchange of the SAILS. The SAILS will mature on August 1, 1999, unless previously redeemed by Houghton Mifflin on or after August 1, 1998. After maturity of the SAILS, and assuming the issuance and sale of 1,200,000 shares of Common Stock being offered hereby by the Company, (i) if Houghton Mifflin elects to deliver cash in exchange for the SAILS, it could continue to hold up to 4,015,100 shares of Common Stock, representing 28.1% of the Company's outstanding Common Stock or
(ii) if Houghton Mifflin elects to deliver Common Stock in exchange for the SAILS, it could hold, depending on the maturity price of the SAILS, from 175,100 to 704,636 shares, representing approximately 1.2% to 4.9% of the Company's outstanding Common Stock.

     On January 10, 1994, the Company and Houghton Mifflin entered into a Formation Agreement pursuant to which the Company agreed to assume the obligations and liabilities of Houghton Mifflin relating to the Software Division, and granted Houghton Mifflin certain registration rights with respect to the shares of Common Stock issued upon conversion of the Series A Preferred Stock held by Houghton Mifflin. Under the Formation Agreement as amended to date, Houghton Mifflin will be entitled to participate in certain registrations initiated by the Company, at the Company's expense and subject to limitations that may be imposed by the underwriters in an underwritten offering, during the three-year period commencing on August 2, 1998. In addition, for a period of 180 days following August 2, 1998, Houghton Mifflin will be entitled, on one occasion, to request that the Company register for resale shares of Common Stock held by Houghton Mifflin provided that (i) prior to August 2, 1998, either the Company has not initiated a registration in which Houghton Mifflin could participate or, if such a registration occurred, Houghton Mifflin was unable to register all of the shares of Common Stock that Houghton Mifflin requested to be included because of limitations imposed by the Company or its underwriters; and (ii) the number of shares of Common Stock that Houghton Mifflin requests to be registered has a market value at the date of such request of not less than $10,000,000.

     The Formation Agreement also provides that the Company will use its best efforts to cause its Board to nominate persons selected by Houghton Mifflin for election as directors of the Company so that two Houghton Mifflin nominees will serve on the Board (or at least two-sevenths of the Board, if the size of the Board is increased), so long as Houghton Mifflin holds at least 20% of the Company's outstanding Common Stock. Originally, the two Houghton Mifflin nominees on the Company's Board were William J. Wisneski, an executive officer of Houghton Mifflin, and Stephen O. Jaeger, who resigned as Chief Financial Officer of Houghton Mifflin effective as of March 15, 1995 and, until the expiration of his term on April 26, 1995, was a member of Houghton Mifflin's Board of Directors. The Company and Houghton Mifflin have agreed that Mr. Jaeger will no longer be considered a Houghton Mifflin nominee and Houghton Mifflin will have the right to nominate another person for election as a director of the Company in accordance with the Formation Agreement. Houghton Mifflin has not exercised this right at the present time. Another director of the Company, Mr. Joseph A. Baute, is a director of Houghton Mifflin, but was not designated by Houghton Mifflin for election to the Company's Board.

                                   MANAGEMENT

     The executive officers and directors of the Company are as follows:

              NAME                 AGE                          POSITION
- ---------------------------------  ---     ---------------------------------------------------
Steven R. Vana-Paxhia............   49     President, Chief Executive Officer, and Director
Kirby A. Mansfield...............   42     Vice President of Business Development
Jeffrey J. Melvin................   36     Vice President and General Manager of Tools and
                                           Technologies
Michael E. Melody................   52     Vice President and General Manager of Information
                                           Products
Carol J. Mitchell................   50     Vice President of Sales
Sunanda Mathai...................   45     Vice President of Engineering
Paul F. Henderson................   39     Vice President of Marketing
Betty J. Savage..................   38     Vice President, Chief Financial Officer, and
                                           Treasurer
Linda J. Barnes..................   38     Vice President and Controller
Bruce G. Hill....................   33     Vice President, General Counsel, and Secretary
J.P. Barger(1)(2)................   69     Director
Joseph A. Baute(2)(3)............   68     Director
Samuel H. Fuller(4)..............   50     Director
John Guttag(4)...................   47     Director
Stephen O. Jaeger(1).............   52     Director
Joanna T. Lau(1).................   38     Director
Raymond Stata(2)(3)..............   61     Director
William J. Wisneski(3)...........   50     Director

- ---------------
(1) Member of the Audit Committee.
(2) Member of the Governance Committee.
(3) Member of the Compensation Committee.
(4) Member of the Technology and Strategy Committee.

     Steven R. Vana-Paxhia has been President and Chief Executive Officer and a director of the Company since its inception on November 10, 1993. Mr. Vana-Paxhia was Director of the Software Division of Houghton Mifflin from November 1990 until March 1994 and was a Vice President of Houghton Mifflin from April 1991 until March 1994. Prior to joining Houghton Mifflin, Mr. Vana-Paxhia was Managing Director of Macmillan's Berlitz Translation Services from November 1987 until April 1990. Mr. Vana-Paxhia is also a director of Spyglass, Inc., a provider of enabling technologies for the World Wide Web and MathSoft, Inc., a software company.

     Kirby A. Mansfield has been Vice President of Business Development of the Company since June 1994. From the inception of the Company until June 1994, Mr. Mansfield was Vice President of Marketing and Business Development. Mr. Mansfield joined Houghton Mifflin in July 1989 initially as a consultant for the Software Division and subsequently as its Director of Technical Development. Mr. Mansfield was appointed a Vice President of the Software Division in February 1992 and became Vice President and Director of Marketing and Business Development of the Software Division in October 1993.

     Jeffrey J. Melvin has been Vice President and General Manager of Tools and Technologies of the Company since October 1995. From January 1995 to October 1995, Mr. Melvin was Vice President of Sales and Marketing of the Company and from the Company's inception to January 1995, he was the Company's Vice President and Director of Sales. Mr. Melvin joined Houghton Mifflin in April 1991 as Director of Sales for the Software Division and was appointed Vice President, Director of Sales of the Software Division in March 1993. Prior to joining Houghton Mifflin, Mr. Melvin held various positions with Digital Equipment Corporation ("DEC") beginning in 1983.

     Michael E. Melody has been Vice President and General Manager of Information Products of the Company since March 1996. From October 1994 through February 1996, Mr. Melody was Principal of Michael E. Melody, Consulting. From October 1990 through September 1994, Mr. Melody was Executive Vice President, College and Software Publishing of Houghton Mifflin. Prior to joining Houghton Mifflin, Mr. Melody held various executive positions with Simon & Schuster, Macmillan Publishing Company, and Prentice-Hall, Inc.

     Carol J. Mitchell has been Vice President of Sales of the Company since October 1995 and was Director of OEM Sales of the Company from January 1995 until October 1995. Prior to joining the Company, Ms. Mitchell held various sales management positions, including New England large account sales manager, with DEC, beginning in 1986. Prior to joining DEC, Ms. Mitchell held various sales and sales management positions with Wang Laboratories, beginning in 1978.

     Sunanda Mathai has been Vice President of Engineering of the Company since its inception. Ms. Mathai joined Houghton Mifflin in October 1993 as the Vice President of Engineering of the Software Division. Prior to joining Houghton Mifflin, Ms. Mathai held several positions at ATEX, Inc., including Director of Quality Assurance from March 1990 until September 1991 and Senior Director of Engineering from October 1991 until joining Houghton Mifflin.

     Paul F. Henderson has been Vice President of Marketing of the Company since August 1996. Prior to joining the Company, Mr. Henderson was Vice President of Marketing of Centerline Software, Inc. from February 1995 until August 1996. Prior to that time, Mr. Henderson held various positions at Sun Microsystems, Inc., including Director of Marketing, Worldwide Field Operations, for SunSoft, the software products business of Sun Microsystems, from June 1994 to January 1995.

     Betty J. Savage has been Vice President, Chief Financial Officer, and Treasurer of the Company since its inception. Prior to joining the Company, Ms. Savage had been employed with Ernst & Young LLP in auditing and other capacities since 1980.

     Linda J. Barnes has been Vice President and Controller of the Company since its inception. Ms. Barnes joined Houghton Mifflin in 1982 and became a Software Division Vice President in March 1993.

     Bruce G. Hill has been Vice President, General Counsel, and Secretary of the Company since March 1994. Prior to joining the Company, Mr. Hill had been an associate attorney specializing in corporate and mergers and acquisitions matters at the law firm of Skadden, Arps, Slate, Meagher & Flom in Boston, Massachusetts, from 1988 until March 1994.

     J.P. Barger has been a director of the Company since March 8, 1994. Mr. Barger, who is retired, was the Chairman of the Board of Dynatech Corporation, a diversified manufacturer, from July 1991 until August 1994 and was its President from 1959 until July 1991 and its Chief Executive Officer from 1987 until January 1993.

     Joseph A. Baute has served as a director of the Company since its inception. Mr. Baute has been a principal in Baute & Baute, a consulting firm for family businesses, since 1993. Mr. Baute was Chairman and Chief Executive Officer of Markem Corporation, which provides systems, supplies, and services to mark customers' products, from 1979 until his retirement in June 1993. Mr. Baute is also a director of Houghton Mifflin, Dead River Group, Nashua Corporation, State Street Bank and Trust Company, and the Rodney Hunt Company and a member of the Board of Advisors of Kearsage Capital Fund, L.P.

     Samuel H. Fuller has been a director of the Company since May 1996. Dr. Fuller is currently Vice President, Corporate Technology Strategy and Chief Scientist for DEC. Dr. Fuller has held various other positions with DEC since 1978, and served as its Vice President of Research from 1983 to January, 1996. Dr. Fuller is also a director of Analog Devices, MCC and the National Research Initiatives.

     John Guttag has been a director of the Company since May 1996. Dr. Guttag is currently Associate Department Head for Computer Science of the Electrical Engineering and Computer Science Department at the Massachusetts Institute of Technology, where he has been a member of the faculty since 1979. Dr. Guttag is also a director of Revco D.S. and of the Computing Research Association.

     Stephen O. Jaeger has been a director of the Company since its inception. Since March 15, 1995, Mr. Jaeger has served as Vice President, Finance and Chief Financial Officer of The Perkin-Elmer Corporation, a leading worldwide producer of analytical instruments and life science systems. Mr. Jaeger was Chief Financial Officer of Houghton Mifflin from 1988 until March 1995. Mr. Jaeger was originally designated to serve as a director of the Company by Houghton Mifflin under the Formation Agreement with Houghton Mifflin, but no longer serves in such capacity.

     Joanna T. Lau has been a director of the Company since March 8, 1994. Ms. Lau has been the President and Chairman of the Board of Lau Technologies, Inc., which provides manufacturing services for electronic systems and produces digitized imaging identification systems, since March 1990. Ms. Lau held various management positions at DEC and General Electric Company from 1981 until 1990. Ms. Lau is also a director of FSI International, a semiconductor manufacturer.

     Raymond Stata has been a director of the Company since March 8, 1994. Mr. Stata has been the Chairman of the Board and Chief Executive Officer of Analog Devices, Inc., a manufacturer of hardware components for computer systems, since 1973 and was its President from 1971 until 1991.

     William J. Wisneski has been a director of the Company since its inception. Mr. Wisneski has been Executive Vice President, School Publishing of Houghton Mifflin since August 1992 and has held various other positions with Houghton Mifflin and its subsidiaries since June 1990. Mr. Wisneski was President of Learned & Tested, The Education Company, a supplementary materials subsidiary of Harcourt Brace Jovanovich, Inc., from September 1988 until June 1990. Mr. Wisneski was originally designated to serve as a director by Houghton Mifflin under the Formation Agreement and continues to serve in such capacity.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Adams, Harkness & Hill, Inc. and Montgomery Securities, have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                                NUMBER
                                   UNDERWRITER                                 OF SHARES
    -------------------------------------------------------------------------  ---------
    Alex. Brown & Sons Incorporated..........................................
    Adams, Harkness & Hill, Inc..............................................
    Montgomery Securities....................................................

                                                                                 -------
              Total..........................................................  1,200,000
                                                                                 =======

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any such shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $
per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $          per share to certain other dealers. After
the public offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 180,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,200,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,200,000 shares are being offered.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

     The Company, all executive officers and directors of the Company, and Houghton Mifflin have agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated, except that the Company may issue, and grant options to purchase, shares of Common Stock under its current stock option and purchase plans and other currently outstanding options and except that Houghton Mifflin may sell up to 75,000 shares of Common Stock in open market transactions, subject to certain other restrictions. In addition, the

Company may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the 90-day period referenced in the preceding sentence.

     Certain of the Underwriters and selling group members (if any) that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on the Nasdaq National Market ("Nasdaq") in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Alex. Brown & Sons Incorporated provided financial advisory services to the Company in connection with the Company's acquisition of EBT on July 16, 1996.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Hale and Dorr, Boston, Massachusetts. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements (including schedules incorporated by reference) of INSO Corporation at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing and incorporated by reference herein. The consolidated financial statements of Electronic Book Technologies, Inc. at December 31, 1995 and 1994 and for the years then ended appearing in INSO Corporation's Report on Form 8-K/A filed September 17, 1996 have been audited by Ernst & Young LLP, as set forth in their report included therein and incorporated herein by reference. The consolidated financial statements referred to above are included and incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors........................................................   F-2
Consolidated Balance Sheets at December 31, 1995 and 1994.............................   F-3
Consolidated Statements of Income for the years ended December 31, 1995, 1994, and
  1993................................................................................   F-4
Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994, and
  1993................................................................................   F-5
Consolidated Statement of Stockholders' Equity for the years ended December 31, 1995
  and 1994............................................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7
Pro Forma Consolidated Financial Information (Unaudited)..............................  F-17

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
INSO Corporation

     We have audited the accompanying consolidated balance sheets of INSO Corporation as of December 31, 1995 and 1994, the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1995, and the related consolidated statements of stockholders' equity for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of INSO Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP
Boston, Massachusetts
February 1, 1996

                                INSO CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1995        1994
                                                                   -------     -------
                                                                      (IN THOUSANDS
                                                                      EXCEPT SHARE
                                                                        AMOUNTS)
                                        ASSETS
Current assets:
  Cash and cash equivalents......................................  $37,235     $13,858
  Marketable securities..........................................   25,397
  Accounts receivable, net of allowances of $790 in 1995 and $372
     in 1994.....................................................    8,264       7,464
  Other current assets...........................................      530          80
                                                                   -------     -------
          Total current assets...................................   71,426      21,402
Property and equipment, at cost:
  Leasehold improvements.........................................      476          18
  Computer equipment and software................................    3,880       2,189
  Furniture and fixtures.........................................      711          78
                                                                   -------     -------
                                                                     5,067       2,285
Less accumulated amortization and depreciation...................   (2,810)     (1,313)
                                                                   -------     -------
                                                                     2,257         972
Royalty advances and other assets, net...........................      980       1,094
Product development costs, net of accumulated amortization of
  $6,775 in 1995 and $4,734 in 1994..............................    3,229       2,156
Intangible assets, net of accumulated amortization of $1,491 in
  1995 and $328 in 1994..........................................    9,390       3,695
Deferred income tax benefit, net.................................    3,847       4,175
                                                                   -------     -------
          Total Assets...........................................  $91,129     $33,494
                                                                   =======     =======
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities.......................  $ 1,885     $   787
  Accrued salaries, commissions, and bonuses.....................    2,094       1,272
  Unearned revenue...............................................      875         375
  Royalties payable..............................................    1,461       1,212
  Due to Houghton Mifflin Company................................      314         903
  Promissory notes...............................................    6,037
  Current income taxes payable...................................      883          61
  Deferred income taxes..........................................    2,417       1,270
                                                                   -------     -------
          Total current liabilities..............................   15,966       5,880
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value; 1,000,000 shares authorized;
     none issued.................................................
  Common stock, $.01 par value; 25,000,000 and 12,000,000 shares authorized in 1995 and 1994, respectively; 12,965,700 and
     5,814,211 shares issued in 1995 and 1994, respectively......      130          58
  Capital in excess of par value.................................   64,096      22,420
  Retained earnings..............................................   11,657       5,663
                                                                   -------     -------
                                                                    75,883      28,141
  Unamortized value of restricted shares.........................     (669)       (506)
  Treasury stock, at cost, 4,975 and 850 shares in 1995 and 1994,
     respectively................................................      (51)        (21)
                                                                   -------     -------
          Total stockholders' equity.............................   75,163      27,614
                                                                   -------     -------
          Total Liabilities and Stockholders' Equity.............  $91,129     $33,494
                                                                   =======     =======

          See accompanying Notes to Consolidated Financial Statements.

                                INSO CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                    YEAR ENDED DECEMBER 31,
                                                                  ---------------------------
                                                                   1995      1994      1993
                                                                  -------   -------   -------
                                                                   (IN THOUSANDS EXCEPT PER
                                                                        SHARE AMOUNTS)
Net revenues....................................................  $43,387   $23,463   $13,757
Cost of revenues................................................    5,792     3,074     1,870
                                                                  -------   -------   -------
  Gross profit..................................................   37,595    20,389    11,887
Operating expenses:
  Sales and marketing...........................................    6,570     3,676     2,612
  Product development...........................................    7,489     4,728     2,932
  General and administrative....................................    6,458     3,452     1,957
  Purchased in-process research and development.................    5,500
                                                                  -------   -------   -------
          Total operating expenses..............................   26,017    11,856     7,501
                                                                  -------   -------   -------
Operating income................................................   11,578     8,533     4,386
Net investment income...........................................    1,468       319
                                                                  -------   -------   -------
Income before provision for income taxes........................   13,046     8,852     4,386
Income tax expense..............................................    7,052     3,189     1,811
                                                                  -------   -------   -------
Net income......................................................  $ 5,994   $ 5,663   $ 2,575
                                                                  =======   =======   =======
Primary earnings per share......................................  $  0.49   $  0.48   $  0.22
                                                                  =======   =======   =======
Fully diluted earnings per share................................  $  0.47   $  0.47   $  0.22
                                                                  =======   =======   =======

          See accompanying Notes to Consolidated Financial Statements.

                                INSO CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                                -----------------------------
                                                                  1995       1994      1993
                                                                --------   --------   -------
                                                                  (IN THOUSANDS OF DOLLARS)
Cash flows from (used in) operating activities:
  Net income..................................................  $  5,994   $  5,663   $ 2,575
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization............................     3,712      1,504       464
     Purchased in-process research and development............     5,500
                                                                --------   --------   -------
                                                                  15,206      7,167     3,039
  Changes in operating assets and liabilities:
     Accounts receivable......................................       189     (3,226)   (2,451)
     Royalty advances.........................................       414       (779)      (27)
     Accounts payable and accrued liabilities.................     1,861      1,941        93
     Current and deferred income taxes........................     2,495        789       378
     Royalties payable........................................       266        310       372
     Due to Houghton Mifflin Company..........................      (589)       773
     Other assets and liabilities.............................      (122)      (123)
                                                                --------   --------   -------
     Net cash provided by operating activities................    19,720      6,852     1,404
Cash flows from (used in) investing activities:
  Property and equipment expenditures.........................    (2,211)    (1,040)     (225)
  Capitalized product development costs.......................    (1,364)    (1,352)     (806)
  Acquisition of Systems Compatibility Corporation, net of
     cash acquired and issuance of promissory notes...........    (4,184)
  Purchase of rights of Information Please(R) Almanacs........    (3,455)
  Purchase of marketable securities...........................   (25,397)
  Software license............................................               (4,023)
                                                                --------   --------   -------
     Net cash used in investing activities....................   (36,611)    (6,415)   (1,031)
Cash flows from (used in) financing activities:
  Net proceeds from issuance of common stock..................    39,616     47,399
  Payment to Houghton Mifflin Company and transfer of net
     assets...................................................              (34,155)
  Principal stockholder's contribution to capital.............                  130
  Purchases of treasury stock.................................       (30)       (21)
  Proceeds from exercise of stock options.....................     1,012         68
  Repayment of promissory notes...............................      (330)
                                                                --------   --------   -------
     Net cash provided by financing activities................    40,268     13,421
                                                                --------   --------   -------
Net increase in cash and cash equivalents.....................    23,377     13,858
Net cash transferred to Houghton Mifflin
  Company.....................................................                        $   373
                                                                                      =======
Cash and cash equivalents at beginning of the period..........    13,858          0   $     0
                                                                --------   --------   -------
Cash and cash equivalents at end of the period................  $ 37,235   $ 13,858   $     0
                                                                ========   ========   =======
Supplementary information:
  Income taxes paid...........................................  $  5,017   $  2,312
                                                                ========   ========

          See accompanying Notes to Consolidated Financial Statements.

                                INSO CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1995 AND 1994

                                 COMMON STOCK
                         ----------------------------   CAPITAL IN                  UNAMORTIZED
                                          AMOUNT         EXCESS OF    RETAINED        VALUE OF        TREASURY   STOCK
                           SHARES     $.01 PAR VALUE     PAR VALUE    EARNINGS   RESTRICTED SHARES     SHARES    AMOUNT    TOTAL
                         ----------   ---------------   -----------   --------   ------------------   --------   ------   -------
                                                           (IN THOUSANDS EXCEPT SHARE AMOUNTS)
BALANCE AT JANUARY 1,
  1994.................                                                                                                   $     0
Net proceeds from
  initial public
  offering.............   3,450,000        $  35         $  47,262                                                         47,297
Payment to Houghton
  Mifflin Company and
  transfer of net
  assets...............   2,321,300           23           (31,029)                                                       (31,006)
Deferred income tax
  benefit,
  net..................                                      5,326                                                          5,326
Stock options
  exercised............       4,500                            100                                                            100
Issuance of restricted
  shares...............      23,518                            552                     $ (552)                                  0
Principal stockholder's
  contribution to
  capital..............       8,700                            130                                                            130
Issuance of shares
  pursuant to
  Employee Stock
  Purchase
  Plan.................       6,193                             79                                                             79
Share repurchases......                                                                                   850     $(21)   $   (21)
Amortization of
  restricted shares....                                                                    46                                  46
Net income.............                                               $ 5,663                                               5,663
                         ----------         ----          --------    -------           -----           -----     ----    -------
BALANCE AT DECEMBER 31,
  1994.................   5,814,211        $  58         $  22,420    $ 5,663          $ (506)            850     $(21)   $27,614
Issuance of shares
  pursuant to
  Employee Stock
  Purchase Plan
  and Benefit Plan.....      18,414                            501                                                            501
Net proceeds from
  public
  offering.............     600,000            6            39,286                                                         39,292
Stock options
  exercised............      45,875            1             1,011                                                          1,012
Issuance of restricted
  shares...............      10,500                            336                       (336)                                  0
Other issuances and
  repurchases..........       3,500                            119                                      4,125      (30)        89
Two-for-one stock
  split................   6,473,200           65               (65)                                                             0
Amortization of
  restricted
  shares...............                                                                   173                                 173
Tax benefits of stock
  option
  exercises............                                        488                                                            488
Net income.............                                                 5,994                                               5,994
                         ----------         ----          --------    -------           -----           -----     ----    -------
BALANCE AT DECEMBER 31,
  1995.................  12,965,700        $ 130         $  64,096    $11,657          $ (669)          4,975     $(51)   $75,163
                         ==========         ====          ========    =======           =====           =====     ====    =======

          See accompanying Notes to Consolidated Financial Statements.

                                INSO CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     INSO Corporation, formerly InfoSoft International, Inc., (the "Company") was formed on November 10, 1993, as the successor Company to the Software Division of Houghton Mifflin Company ("Houghton Mifflin"). At the time of incorporation in Delaware, the Board of Directors established a class of Series A Convertible Preferred Stock with priority dividend rights (the "Series A Preferred"). The Company and Houghton Mifflin entered into a Formation Agreement on January 10, 1994, in which Houghton Mifflin agreed to purchase all of the Company's authorized Series A Preferred and transfer to the Company the net assets and business of the Software Division. The transactions provided for in the Formation Agreement were consummated concurrent with the Company's completion of an initial public offering of its common stock on March 8, 1994. The shares of Series A Preferred issued to Houghton Mifflin were entitled to a preferential dividend equal to 80% of the net proceeds received by the Company in connection with the sale of the common stock in such public offering. Simultaneous with the payment of the dividend, the Series A Preferred was converted into 4,660,000 shares of common stock, equivalent to approximately a 40% equity interest in the Company.

     The accompanying financial statements are presented as though the Company had existed as a corporation separate from Houghton Mifflin throughout the periods presented and include the historical assets, liabilities, revenues, and expenses that are directly related to the Company's operations, including expenses charged to the Company by Houghton Mifflin. (See Notes 6 and 7.)

Nature of Operations

     The Company is a provider of multilingual software products that help people enhance the quality of their written communications, provide them with access to information from authoritative sources, and make it easier for them to locate, retrieve, and view information, regardless of format or structure. The Company markets its products worldwide to original equipment manufacturers
(OEMs) of computer hardware, software and consumer electronics products; corporations; and end users. These operations are reported as one business segment.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

     The Company derives its revenues from royalties, including initial nonrefundable royalties from license arrangements, one-time license and annual software maintenance fees from site-license agreements with corporate customers, and from one-time fees for direct licenses to customers. Royalty revenue is earned in one of the following ways: as a percentage of net revenues from product unit sales by licensees that incorporate the Company's products, as a fixed per-unit royalty, or as a regular periodic fee based on estimated shipments or usage over time.

     The Company accounts for revenue in accordance with Statement of Position 91-1, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants. Specifically, royalty revenues are generally recognized in the Company's financial statements in the quarter in which amounts due to the Company have been determined. In the event that further substantial support or performance obligations exist, revenue is recognized ratably as earned. Revenues from initial nonrefundable royalty arrangements are recognized at the time of product acceptance by the

                                INSO CORPORATION
licensee if no significant obligation relating to the underlying contract remains to be completed. Nonrefundable royalty amounts payable to the Company according to specified payment dates are recorded as receivables. Revenues from corporate site licenses are recognized at the time of the delivery to the customer. Revenues for maintenance agreements are recognized as income over the term of the agreement using the straight-line method.

Cash and Cash Equivalents

     The Company considers highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Investments

     The Company accounts for its investments in securities, including certain cash equivalents and marketable securities, in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The appropriate classification of debt securities is determined at the time of purchase and is reevaluated at each balance sheet date. (See Note 2.)

Product Development Costs

     Software and other costs incurred in connection with product development are charged to expense until such time as specific product technological feasibility has been established. Thereafter, product development costs specific to the product are capitalized and reported at the lower of unamortized cost or net realizable value.

     Amortization of capitalized product development costs begins when the related product is available for general release to customers. These costs are amortized using the shorter of the estimated future product revenue streams or the straight-line method over a period not exceeding three years.

     Amortization of $1,308,000, $588,000, and $245,000 for the years ended 1995, 1994, and 1993, respectively, are included as a component of cost of revenues.

Royalty Advances

     Royalty advances, which pertain to payments by the Company for the license of technology and/or content used in its products, are stated at cost less royalty amounts expensed based on revenues recognized over the life of the related agreement.

Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided using an accelerated method over the estimated economic life of the assets, generally three to five years. Depreciation is provided on leasehold improvements using the straight-line method over the economic life of the asset or the lease term, whichever is shorter.

Intangible Assets

     Intangible assets are being amortized over their estimated economic lives. If facts and circumstances suggest that an impairment may have occurred, the unamortized balances of these assets are reviewed under the provisions of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." If this review

                                INSO CORPORATION
indicates that the remaining balance is not recoverable, as determined based upon the estimated undiscounted cash flows of the asset during its remaining economic life, the value assigned to the asset would be reduced to its fair value.

Concentration of Credit Risk

     In 1995, 1994, and 1993 one customer accounted for 52%, 55%, and 48% of revenues, respectively. The 1995 revenues for that customer include $1,500,000 of non-recurring revenue earned from royalty audits. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses; to date, losses have not been material to the Company's financial position or results of operations.

     The Company licenses its products primarily to customers in North America. Sales to foreign customers accounted for $5,673,000, $4,216,000, and $3,076,000 for the years ended December 31, 1995, 1994, and 1993, respectively. Substantially all export sales have been consummated by the Company's United States operation.

Stock-Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock-based compensation plans rather than the alternative fair value accounting provided under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123). The Company expects to continue to account for stock issued to employees in accordance with APB 25 and will make all disclosures required by SFAS 123 beginning in fiscal year 1996.

Earnings Per Share

     As the Company's operations were included in the consolidated financial statements of Houghton Mifflin on a divisional basis prior to the initial public offering, there are no stockholder equity accounts for the Company prior to 1994. Common shares outstanding of 11,560,000 at March 8, 1994, have been included in the earnings per share calculation as if the shares were outstanding for all periods prior to March 8, 1994. Primary and fully diluted earnings per share are based on the weighted average number of shares outstanding during the period and the assumed exercise of dilutive stock options using the treasury stock method. The primary weighted average number of common and equivalent shares outstanding was 12,228,000 in 1995, 11,798,000 in 1994, and 11,560,000 in
1993. The fully diluted weighted average number of common and equivalent shares outstanding was 12,839,000 in 1995, 11,946,000 in 1994, and 11,560,000 in 1993.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

     Certain reclassifications have been made to the prior year's consolidated financial statements to conform to the 1995 presentation.

                                INSO CORPORATION

NOTE 2.  INVESTMENTS

     The Company's available-for-sale investments carried at cost which approximates fair value, included in cash equivalents and marketable securities, are as follows:

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                       -----------------
                                                                        1995      1994
                                                                       -------   -------
                                                                       (IN THOUSANDS OF
                                                                           DOLLARS)
    Commercial paper.................................................  $26,950   $ 1,000
    Corporate notes..................................................    9,707
    Money market funds...............................................    9,697     6,300
    Tax-exempt municipal bonds.......................................  8,726..     6,050
    United States agency bonds.......................................    4,993
    Asset-backed securities..........................................    1,971
                                                                       -------   -------
              Total..................................................  $62,044   $13,350
                                                                       =======   =======

     Interest on securities classified as available-for-sale of $1,208,000 and $321,000 is included in net investment income in 1995 and 1994, respectively. Dividend income, included in net investment income, for securities classified as available-for-sale was $269,000 in 1995.

     At December 31, 1995, $50,366,000 of securities mature within one year and $11,678,000 of securities mature between one and two years. At December 31, 1994, all securities were to mature within 90 days.

NOTE 3.  COMMON STOCK

     On August 2, 1995, the Company completed a public offering of 600,000 shares (1,200,000 shares adjusted for stock dividend) of the Company's common stock, which provided the Company with net proceeds of approximately $39,300,000.

     On September 1, 1995, the Company effected a two-for-one stock split in the form of a stock dividend of one share of common stock for each outstanding share of common stock. The dividend was payable to holders of record on August 18, 1995. All references in the financial statements to the average number of shares outstanding and related prices, per share amounts, stock plans data, and benefit plan data have been retroactively restated to reflect this transaction. In addition, an amount equal to the par value of the shares outstanding at September 1, 1995, has been transferred from capital in excess of par to common stock.

NOTE 4.  ACQUISITIONS AND LICENSE AGREEMENTS

Systems Compatibility Corporation

     On April 1, 1995, the Company acquired all of the outstanding capital stock of privately held Systems Compatibility Corporation (SCC), now INSO Chicago, for a purchase price of $12,367,500. The purchase was paid in the form of $6,000,000 in cash and $6,367,500 in promissory notes with a final payment due on February 1, 1996. The notes were supported by outstanding letters of credit. The transaction was accounted for as a purchase and has been included in the consolidated financial statements since the date of acquisition. The acquisition included the purchase of certain technology under research and development, which resulted in a charge to the Company's consolidated results for the quarter ended June 30, 1995, of $5,500,000, or $0.44 per share. The charge was not deductible for tax purposes. The purchase price has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. Intangible assets of $3,842,000 were

                                INSO CORPORATION
recorded as part of the acquisition and are being amortized on a straight-line basis over their estimated useful lives of seven years.

     Unaudited pro-forma revenue, net income, and earnings per share shown below for the years ended December 31, 1995 and 1994 assume the acquisition occurred on January 1, 1995 and 1994, respectively:

                                                                    YEAR ENDED DECEMBER
                                                                            31,
                                                                   ---------------------
                                                                    1995          1994
                                                                   -------       -------
                                                                        (UNAUDITED)
                                                                     (IN THOUSANDS OF
                                                                          DOLLARS
                                                                     EXCEPT PER SHARE
                                                                         AMOUNTS)
    Revenue......................................................  $45,093       $29,285
    Net income...................................................  $ 5,819       $ 5,740
    Earnings per share...........................................  $  0.48       $  0.49

Information Please(R) Almanacs

     On July 5, 1995, the Company acquired all rights to the Information Please(R) names, trademarks, copyrights, and related assets from Houghton Mifflin for approximately $3,600,000. Approximately $3,300,000 of the total acquisition price was allocated to the aforementioned publishing rights and is being amortized on a straight-line basis over an estimated useful life of 15 years as determined by the revenue history of the Information Please(R) almanacs.

Microlytics, Inc.

     Effective March 3, 1994, the Company consummated a license agreement with Microlytics, Inc. and its parent, SelecTronics, Inc., for rights to certain of Microlytics' proofing tools and certain related products. In connection with this license agreement, the Company was assigned certain license agreements between Microlytics and its OEM customers. The initial term of the license agreement is eight years with five, one-year renewal options. The net cost for the license and assignment of contracts was $4,023,000 plus a royalty if annual revenue from the licensed products exceeds certain amounts. The license is being amortized over the initial eight-year period based on the relationship of current period revenues to anticipated total revenues during the license period.

NOTE 5.  INCOME TAXES

     The taxable income of the Company was included in the consolidated tax returns of Houghton Mifflin until the completion of the initial public offering described in Note 1. Income tax expense has been provided as though the Company were filing separate tax returns for all periods prior to the initial public offering.

                                INSO CORPORATION

     Income tax expense comprised the following:

                                                                 YEAR ENDED DECEMBER 31,
                                                                 ------------------------
                                                                  1995     1994     1993
                                                                 ------   ------   ------
                                                                     (IN THOUSANDS OF
                                                                         DOLLARS)
    Current:
      Federal..................................................  $4,239   $1,818   $  963
      Foreign..................................................     230      190      176
      State....................................................   1,108      401      341
                                                                 ------   ------   ------
              Total current....................................   5,577    2,409    1,480
    Deferred:
      Federal..................................................   1,320      710      255
      State....................................................     155       70       76
                                                                 ------   ------   ------
              Total deferred...................................   1,475      780      331
                                                                 ------   ------   ------
                                                                 $7,052   $3,189   $1,811
                                                                 ======   ======   ======

     A reconciliation of income tax expense to the statutory federal income tax rate was as follows:

                                                        YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------
                                                1995              1994              1993
                                           --------------    --------------    --------------
                                                       (IN THOUSANDS OF DOLLARS)
    Federal statutory rate................ $4,566   35.00%   $3,010   34.00%   $1,535   35.00%
    State income taxes, net of
      federal effect......................    775    5.94       311    3.51       272    6.19
    Change in valuation allowance.........   (328)  (2.51)     (302)  (3.41)
    Purchased in-process research and
      development.........................  1,925   14.75
    INSO Chicago intangible asset
      amortization........................    264    2.02
    Research and development credit.......   (294)  (2.25)      (26)   (.29)
    Other.................................    144    1.10       196    2.21         4    0.10
                                           ------   -----    ------   -----    ------   -----
              Total....................... $7,052   54.05%   $3,189   36.02%   $1,811   41.29%
                                           ======   =====    ======   =====    ======   =====

     Significant components of the Company's net deferred income tax assets/(liabilities) were as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1995      1994      1993
                                                              -------   -------   -------
                                                               (IN THOUSANDS OF DOLLARS)
    Net deferred tax assets:
      Intangible assets.....................................  $ 9,456   $10,165
      Valuation allowance...................................   (4,808)   (5,135)
      Capitalized development costs.........................     (860)     (827)
      Deferred income.......................................     (193)     (193)
      Other.................................................      252       165
                                                              -------   -------
                                                                3,847     4,175
    Net deferred tax liabilities:
      Deferred income.......................................    2,883     1,511   $ 1,218
      Capitalized development costs.........................                          545
      Other.................................................     (466)     (241)     (150)
                                                              -------   -------   -------
                                                                2,417     1,270     1,613
                                                              -------   -------   -------
    Net deferred income tax assets/(liabilities)............  $ 1,430   $ 2,905   $(1,613)
                                                              =======   =======   =======

                                INSO CORPORATION

     The deferred income tax benefit included on the accompanying consolidated balance sheet relates to a tax basis difference between assets for financial reporting and for income tax purposes, primarily tax basis intangible assets arising in connection with the formation of the Company and completion of the initial public offering. The valuation allowance of $4,808,000 and $5,135,000 at December 31, 1995 and 1994, respectively, was determined after evaluating the Company's historical operating results and anticipated performance over its normal planning horizon. The Company periodically evaluates the valuation allowance and makes adjustments to the extent that actual and anticipated operating results vary from those initially estimated at the time the valuation allowance was established. The tax benefit associated with the intangible assets is subject to statutory realization ratably over a fifteen-year period in total if the Company achieves certain levels of taxable income.

NOTE 6.  SHARED SERVICES WITH HOUGHTON MIFFLIN

     The Company and Houghton Mifflin entered into an Administration and Services Agreement ("Services Agreement"), which was effective upon completion of the initial public offering described in Note 1 and under which Houghton Mifflin provided directly some of the general services discussed in the following paragraph that were previously provided to the Company. The term of the Services Agreement extended through December 31, 1995. The fees charged for general services under the Services Agreement, which are believed by the Company to approximate amounts between unrelated parties, totaled $131,000 and $245,000 for 1995 and 1994, respectively.

     Prior to the completion of the initial public offering described in Note 1, Houghton Mifflin provided various administrative services to the Company, including, but not limited to, payroll, data processing, tax, legal, treasury, human resources, employee benefits administration, financial and accounting, executive services, and insurance administration. In addition, the Company's employees participated in the various Houghton Mifflin benefit plans, and the Company was charged for these benefits on the same basis as Houghton Mifflin charged its other operating units. The following table lists the amounts charged by Houghton Mifflin for the year ended December 31, 1993, along with offsetting amounts recovered by the Company:

                                                                   YEAR ENDED DECEMBER 31,
                                                                            1993
                                                                   -----------------------
                                                                      (IN THOUSANDS OF
                                                                          DOLLARS)
    Insurance and benefits.......................................          $   866
    General services.............................................              263
    Rent and occupancy costs.....................................              884
                                                                            ------
    Total charges................................................            2,013
    Less recovery for development work performed.................              (73)
                                                                            ------
    Net Charges..................................................          $ 1,940
                                                                            ======

     The charges for rent and occupancy generally represent a pro-rata pass-through of actual rent and related costs for the space occupied by the Company. Following the initial public offering, these charges were covered by a separate agreement. (See Note 7.)

NOTE 7.  OTHER TRANSACTIONS WITH HOUGHTON MIFFLIN

     The Company and Houghton Mifflin have various license agreements (the "License Agreements") for the purpose of licensing certain database content from published reference products of Houghton Mifflin's Trade and Reference Division for use in certain of the Company's products. Included in the Company's cost of revenues for the years ended December 31, 1995, 1994, and 1993, were royalties to Houghton Mifflin for the licensing of this database content amounting to

                                INSO CORPORATION

$700,000, $754,000, and $371,000, respectively. The terms of the License Agreements are substantially the same as those in effect while the Company operated as a division of Houghton Mifflin, except that the minimum royalty for certain licenses of reference work content has been increased to 15% from 10% only with respect to new OEM licenses entered into after January 1, 1994. Effective December 31, 1994, the Company completed an agreement with Houghton Mifflin whereby the rights of use and ownership of certain word lists were transferred to the Company for $250,000, which was paid to Houghton Mifflin in 1995.

     During 1995, the book rights for the series of Information Please(R) Almanacs were licensed back to Houghton Mifflin. (See Note 4.) In connection with the book right licensing arrangement, the Company recognized approximately $1,000,000 for the initial guaranteed royalty. As of December 31, 1995, $750,000 remained unpaid under the royalty arrangement and is included in accounts receivable.

     Until May 1995, the Company's corporate offices occupied approximately 27,000 square feet in the Houghton Mifflin headquarters location in Boston, Massachusetts. The Company and Houghton Mifflin entered into a Use and Occupancy Agreement, which provided that the Company had the right to occupy that space through December 31, 1995. That agreement was subject to termination by either party with appropriate notice. On May 12, 1994, the Company notified Houghton Mifflin that the Company was exercising its right to terminate the Use and Occupancy Agreement effective May 12, 1995, in anticipation of the Company's move to new office space in Boston. (See Note 11.) The Company's rent and related costs under the agreement were consistent with past practice in that the Company's costs were based upon a pro-rata share of the total Houghton Mifflin headquarters space occupied and related services used by the Company. The amounts incurred under this agreement for 1995 and 1994 totaled $219,000 and $657,000, respectively.

     On April 1, 1994, Houghton Mifflin transferred to the Company's 87 employees, who had previously been in the employment of Houghton Mifflin, a total of 17,400 shares of the Company's common stock. The transfer was accounted for as a capital contribution equal to the value of common stock at the time of transfer.

NOTE 8.  LINE OF CREDIT

     The Company has an unsecured line of credit for $1,000,000 available for general use with no specific financial covenants. This line is supported by commitment fees on the unused portion of the credit line. During 1995 and 1994, the Company had no borrowings under this agreement.

NOTE 9.  STOCK PLANS

Stock Incentive Plan

     The Company has reserved 3,000,000 shares for issuance under the 1993 Stock Incentive Plan ("1993 Plan"), which provides for the issuance of incentive stock options, non-qualified stock options, unrestricted stock, restricted stock, and performance share awards. Under the 1993 Plan, both incentive options and non-qualified options may be granted to employees and consultants, and non-qualified options may be granted to non-employee directors. The option exercise price shall not be less than 100% of the fair market value of the shares on date of grant in the case of incentive options and not less than 85% of the fair market value of the shares on the date of grant in the case of non-qualified options. The 1993 Plan also provides for the grant of performance share awards to employees entitling the recipient to receive shares of common stock based upon achievement of individual or Company performance goals. The term of each option and the vesting periods for options and stock awards is fixed by the Compensation Committee of the Company's Board of

                                INSO CORPORATION

Directors. The term for incentive stock option grants may not exceed 10 years from the date of grant. A summary of information regarding stock options is as follows:

                                                   AVAILABLE      OPTIONS         PRICE
                                                   FOR GRANT    OUTSTANDING     PER SHARE
                                                   ----------   -----------   -------------
    1994
    Authorized...................................   1,000,000
    Granted......................................    (806,964)     806,964    $ 7.50-$13.18
    Exercised....................................                   (9,000)   $ 7.50
    Canceled.....................................       3,000       (3,000)   $ 7.50
    Restricted stock grant.......................     (47,036)
                                                                              -------------
                                                   ----------    ---------
    At December 31, 1994.........................     149,000      794,964    $ 7.50-$13.18
    1995
    Additional authorized........................   2,000,000
    Granted......................................  (1,494,250)   1,494,250    $16.75-$36.88
    Exercised....................................                  (77,000)   $ 7.50-$31.00
    Canceled.....................................      53,000      (53,000)   $ 7.50-$31.00
    Restricted stock grant.......................     (14,000)
                                                                              -------------
                                                   ----------    ---------
    At December 31, 1995.........................     693,750    2,159,214    $ 7.50-$36.88
                                                   ==========    =========    =============

     The market value of the 14,000 and 47,036 of restricted shares awarded in 1995 and 1994 of $336,000 and $552,000, respectively has been recorded as unearned compensation and is shown as a separate component of stockholders' equity. Unearned compensation is being amortized to expense over the four- and five-year vesting periods. Amortization totaled $173,000 and $46,000 at December 31, 1995 and 1994, respectively.

     At December 31, 1995, options to purchase 331,482 shares were exercisable.

Stock Purchase Plan

     Under the Company's 1993 Stock Purchase Plan, employees have the opportunity to purchase the Company's common stock. The first offering under the Stock Purchase Plan commenced on the effective date of the initial public offering and concluded on June 30, 1994. Subsequent offerings begin on July 1 and January 1 of each year and conclude on December 31 and June 30, respectively. The price at which the employee may purchase the common stock is 85% of the last reported sale price of the Company's common stock on the Nasdaq National Market on the date the offering period commences or concludes, whichever is lower. A total of 200,000 shares of common stock have been reserved under this plan.

     Activity in the plan was as follows:

                                                                   SHARES       PRICE
                                                                   -------   ------------
    1994
    Authorized...................................................  200,000
    Purchased during 1994........................................   12,386   $6.38
                                                                   -------
    Available for issuance at December 31, 1994..................  187,614
    1995
    Purchased during 1995........................................   26,492   $9.72-$14.51
                                                                   -------
    Available for issuance at December 31, 1995..................  161,122
                                                                   =======

     In January 1996, for the six-month period ended December 31, 1995, 11,648 shares were issued at $25.50 per share.

                                INSO CORPORATION

NOTE 10.  BENEFIT PLAN

     The Company has a 401(k) retirement savings plan ("401(k) Plan") established in 1994 covering substantially all of the Company's domestic employees. The Company has authorized 100,000 shares for issuance under the Plan. Eligible employees are permitted to make pre-tax contributions, up to 15% of their compensation subject to an annual limit, to seven funds, including funds invested in the Company's common stock. Under the 401(k) Plan, the Company may make contributions either in cash or common stock of the Company at the discretion of the Company's Board of Directors. The contribution may match in whole or in part the salary deferral contributions of the participants and/or represent additional profit-sharing contributions tied to the Company's net income performance. During 1995 and 1994, the Company's total contribution amounted to approximately $197,000 and $180,000, respectively. The total 1994 Company contribution was matched in common stock of 10,336 shares during 1995.

NOTE 11.  LEASE COMMITMENTS

     The Company has various lease agreements for office space under operating leases that expire in 2006. The Company's leases include certain renewal and expansion options, escalation clauses for the Company's proportionate share of increases in building maintenance costs, and periods of free rent. At December 31, 1995, future minimum lease commitments for noncancelable leases are as follows:

          1996........................................................  $  853,000
          1997........................................................   1,060,000
          1998........................................................   1,042,000
          1999........................................................   1,044,000
          2000........................................................   1,071,000
          Thereafter..................................................   5,938,000

     Rent expense, including the amounts under the Use and Occupancy Agreement with Houghton Mifflin, was approximately $836,000 in 1995. (See Notes 6 and 7.)

NOTE 12.  SUBSEQUENT EVENTS

     On January 9, 1996, the Company acquired all of the outstanding stock of privately held ImageMark Software Labs, Inc. of Kansas City, Missouri, for $5,500,000 in cash, which may be increased by $950,000 if certain 1996 revenue levels are met or exceeded. ImageMark licenses graphical file format translation technologies to original equipment manufacturers. The transaction will be accounted for as a purchase. The Company also caused ImageMark to enter into employment and noncompetition agreements with two key executives and made aggregate payments of $1,000,000 under those agreements.

                                INSO CORPORATION

            PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

     The following unaudited pro forma consolidated statement of operations data for the six months ended June 30, 1996 and the year ended December 31, 1995 give pro forma effect to the Company's July 16, 1996 acquisition of EBT (including payments by the Company for the EBT stock issuable upon exercise of outstanding EBT stock options) as if such acquisition had occurred on January 1, 1996 and 1995, respectively, and the following unaudited pro forma consolidated balance sheet data at June 30, 1996 gives pro forma effect to the EBT acquisition as if it had occurred on June 30, 1996. The pro forma statement of operations data for the six months ended June 30, 1996 and the year ended December 31, 1995 do not reflect a charge of $34,300,000 for certain purchased in-process research and development to be recorded by the Company in the third quarter of 1996. The unaudited pro forma consolidated financial data are not necessarily indicative of what the Company's financial condition or results of operations would have been had the acquisition been consummated at the assumed dates.

                                         SIX MONTHS ENDED JUNE 30, 1996                    YEAR ENDED DECEMBER 31, 1995
                                 ----------------------------------------------   -----------------------------------------------
                                                             PRO                                               PRO
                                                            FORMA                                             FORMA
                                    INSO         EBT       ADJUST-    PRO FORMA      INSO         EBT        ADJUST-    PRO FORMA
                                 HISTORICAL   HISTORICAL   MENTS(1)   COMBINED    HISTORICAL   HISTORICAL   MENTS(1)    COMBINED
                                 ----------   ----------   --------   ---------   ----------   ----------   ---------   ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net revenues...................   $ 27,605     $  7,488    $    --     $35,093     $ 43,387     $ 13,814     $    --     $57,201
Cost of revenues...............      3,845        1,604        336 (a)    5,785       5,792        2,603         672(a)    9,067
                                   -------      -------    -------     -------      -------      -------     -------     -------
Gross profit...................     23,760        5,884       (336 )    29,308       37,595       11,211        (672)     48,134
Operating Expenses:
  Sales and marketing..........      4,927        3,113        (25 )(b)    8,015      6,570        4,976         (50)(b)   11,496
  Product development..........      5,281        3,292        (25 )(b)    8,548      7,489        4,746         (50)(b)   12,185
  General and administrative...      3,951          911        (10 )(b)    4,852      6,458        1,426         (20)(b)    7,864
  Purchased in-process research
    and development............      4,400           --         --       4,400        5,500           --          --       5,500
                                   -------      -------    -------     -------      -------      -------     -------     -------
Total operating expenses.......     18,559        7,316        (60 )    25,815       26,017       11,148        (120)     37,045
Operating income (loss)........      5,201       (1,432)      (276 )     3,493       11,578           63        (552)     11,089
Net investment income
  (expense)....................      1,533          (54)                 1,479        1,468          (36)                  1,432
                                   -------      -------    -------     -------      -------      -------     -------     -------
Income (loss) before provision
  for income taxes.............      6,734       (1,486)      (276 )     4,972       13,046           27        (552)     12,521
Income tax expense (benefit)...      4,014         (338)                 3,676        7,052          (10)                  7,042
                                   -------      -------    -------     -------      -------      -------     -------     -------
Net income (loss)..............   $  2,720     $ (1,148)   $  (276 )   $ 1,296     $  5,994     $     37     $  (552)    $ 5,479
                                   -------      -------    -------     -------      -------      -------     -------     -------
Net income (loss) per share....   $   0.20     $  (0.08)   $ (0.02 )   $  0.09     $   0.49     $   0.00     $ (0.05)    $  0.45
Weighted average shares
  outstanding..................     13,690       13,690     13,690      13,690       12,228       12,228      12,228      12,228

                                INSO CORPORATION

                                                                                      JUNE 30, 1996
                                                              --------------------------------------------------------------
                                                                 INSO           EBT            PRO FORMA          PRO FORMA
                                                              HISTORICAL     HISTORICAL     ADJUSTMENTS(1)         COMBINED
                                                              ----------     ----------     ---------------       ----------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets
  Cash, cash equivalents and marketable securities..........   $ 55,910        $  367          $ (38,408)(c)       $ 20,376
                                                                                                   2,507(d)
  Accounts receivable, net..................................     11,761         3,673                                15,434
  Other current assets......................................      1,132           291                                 1,423
  Refundable income taxes...................................                      336              3,325(e)           3,661
                                                                -------       -------            -------            -------
        Total current assets................................     68,803         4,667            (32,576)            40,894
Property and equipment, net.................................      3,250         2,286               (359)(f)          5,177
Royalty advances and other assets, net......................      2,304            98                                 2,402
Product development costs, net..............................      4,085           595              2,017(f)           6,697
Intangible assets, net......................................      9,484                                               9,484
Deferred income tax benefit, net............................      3,803           107                                 3,910
                                                                -------       -------            -------            -------
Total assets................................................   $ 91,729        $7,753          $ (30,918)          $ 68,564
                                                                =======       =======            =======            =======
Current liabilities
  Accounts payable and accrued liabilities..................   $  4,899        $3,018          $   2,746(g)        $ 10,663
  Dividend payable..........................................                                       1,898(h)           1,898
  Unearned revenue..........................................        449         1,858                                 2,307
  Royalties payable.........................................      1,748                                               1,748
  Due to Houghton Mifflin Company...........................        346                                                 346
  Current income taxes payable..............................      1,406                                               1,406
  Deferred income taxes.....................................      2,417           107             (1,685)(i)            839
  Subordinated notes payable and long-term debt.............                    1,726                                 1,726
                                                                -------       -------            -------            -------
        Total current liabilities...........................     11,265         6,709              2,959             20,933
Payable to stockholder......................................                                       1,467(j)           1,467
Redeemable preferred stock..................................                      286               (286)(k)              0
Total stockholders' equity..................................     80,464           758               (758)(k)         46,164
                                                                                                 (34,300)(l)
                                                                -------       -------            -------            -------
                                                                 80,464           758            (35,058)            46,164
                                                                -------       -------            -------            -------
Total liabilities and stockholders' equity..................   $ 91,729        $7,753          $ (30,918)          $ 68,564
                                                                =======       =======            =======            =======

- ---------------
(1) A summary of the pro forma adjustments is set forth as follows:
     (a) To record product development amortization expense using an amortization period of three years.
     (b) To adjust depreciation expense for the fair market value adjustment of the related assets.
     (c) To record operating cash paid for all outstanding Common and Preferred Stock, including the underlying common stock of the surviving EBT options.
     (d) To record cash received from the exercise of stock options.
     (e) To record income tax receivable resulting from tax benefits associated with the exercise of EBT stock options.
     (f)  To adjust assets acquired to estimated fair market value.
     (g) To record direct costs of the merger including legal and accounting services and appraisal fees and to record estimated costs to eliminate excess and duplicate activities relating to the merger.
     (h) To record dividend payable to the former stockholders of EBT.
     (i) To record current deferred tax asset resulting from tax benefits to be derived from costs to eliminate excess and duplicate activities and the exercise of EBT stock options.
     (j) To accrue additional merger consideration to be paid to the principal stockholder of EBT within 18 months of the closing date.
     (k) To eliminate EBT's redeemable preferred stock and stockholders' equity.
     (l) To record the write-off of certain purchased technology under research and development.

- ------------------------------------------------------
- ------------------------------------------------------

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................    9
Price Range of Common Stock and
  Dividend Policy.....................   10
Capitalization........................   11
Selected Consolidated Financial
  Information.........................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   20
Relationship with Houghton Mifflin....   27
Management............................   29
Underwriting..........................   32
Legal Matters.........................   33
Experts...............................   33
Index to Consolidated Financial
  Statements..........................  F-1

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                                1,200,000 SHARES
                                      LOGO
                                  COMMON STOCK
                             ----------------------
                                   PROSPECTUS
                             ----------------------
                               ALEX. BROWN & SONS
                                  INCORPORATED
                          ADAMS, HARKNESS & HILL, INC.
                             MONTGOMERY SECURITIES
                                          , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee, and the Nasdaq listing fee.

SEC Registration Fee.............................................................  $  25,519
NASD Filing Fee..................................................................      7,901
Nasdaq Listing Fee...............................................................     17,500
Blue Sky Fees and Expenses.......................................................     12,000
Transfer Agent and Registrar Fees................................................      5,000
Accounting Fees and Expenses.....................................................     50,000
Legal Fees and Expenses..........................................................     60,000
Printing, Engraving and Mailing Expenses.........................................     85,000
Miscellaneous....................................................................      2,080
                                                                                     -------
          Total..................................................................  $ 265,000
                                                                                     =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein.

     Article V of the By-laws of the Registrant provides for indemnification of officers and directors of the Registrant and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

     Section 8 of the Underwriting Agreement among Alex. Brown & Sons Incorporated, Adams, Harkness & Hill, Inc. and Montgomery Securities (the "Underwriters") and the Registrant, a copy of which is filed herewith as Exhibit 1, provides for indemnification by the Registrant of the Underwriters and each person, if any, who controls the Underwriters against certain liabilities, as stated therein, which may include liabilities under the Securities Act of 1933, as amended. The Underwriting Agreement also provides that the Underwriters shall similarly indemnify the Registrant and its directors, officers and controlling persons, as set forth therein.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

EXHIBIT
NUMBER                                       DESCRIPTION
- ------   -----------------------------------------------------------------------------------
   1     Form of Underwriting Agreement.
  *4.1   Form of Certificate for the Registrant's Common Stock.
   5     Opinion of Hale and Dorr.
  23.1   Consent of Hale and Dorr (included in Exhibit 5)
  23.2   Consent of Ernst & Young LLP.
  23.3   Consent of Ernst & Young LLP.
  24     Power of Attorney (included on the signature page of the Registration Statement page II-3).

- ---------------
 * Incorporated herein by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-3 (File No. 33-92784).

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, the Commonwealth of Massachusetts on September 25, 1996.

                                          INSO CORPORATION

                                          By:/s/  STEVEN R. VANA-PAXHIA

                                          --------------------------------------
                                              Steven R. Vana-Paxhia
                                              President and Chief Executive
                                          Officer

                        POWER OF ATTORNEY AND SIGNATURES

     We, the undersigned officers and directors of INSO Corporation, hereby severally constitute and appoint Steven R. Vana-Paxhia, Betty J. Savage, and Bruce G. Hill, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable INSO Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

     Pursuant to the Requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

              SIGNATURE                             TITLE                        DATE
- -------------------------------------  -------------------------------    -------------------
/s/  STEVEN R. VANA-PAXHIA             President, Chief Executive
- -------------------------------------  Officer and Director (Principal
Steven R. Vana-Paxhia                  Executive Officer)                  September 25, 1996
/s/  BETTY J. SAVAGE                   Vice President and Chief
- -------------------------------------  Financial Officer (Principal
Betty J. Savage                        Financial Officer)                  September 25, 1996
/s/  LINDA J. BARNES                   Vice President and Controller
- -------------------------------------  (Principal Accounting Officer)
Linda J. Barnes                                                            September 25, 1996
/s/  JOSEPH A. BAUTE                   Director
- -------------------------------------
Joseph A. Baute                                                            September 25, 1996

              SIGNATURE                             TITLE                        DATE
- -------------------------------------  -------------------------------    -------------------
/s/  J.P. BARGER                       Director
- -------------------------------------
J.P. Barger                                                                September 25, 1996
/s/  SAMUEL H. FULLER                  Director
- -------------------------------------
Samuel H. Fuller                                                           September 25, 1996
/s/  JOHN GUTTAG                       Director
- -------------------------------------
John Guttag                                                                September 25, 1996
/s/  STEPHEN O. JAEGER                 Director
- -------------------------------------
Stephen O. Jaeger                                                          September 25, 1996
/s/  JOANNA T. LAU                     Director
- -------------------------------------
Joanna T. Lau                                                              September 25, 1996
/s/  RAY STATA                         Director
- -------------------------------------
Ray Stata                                                                  September 25, 1996
/s/  WILLIAM J. WISNESKI               Director
- -------------------------------------
William J. Wisneski                                                        September 25, 1996